April 8, 2010
               Notice of the

178th	Annual Meeting of Shareholders
and Management Proxy Circular

IMPORTANT INFORMATION FOR SHAREHOLDERS

Dear Shareholders,

We invite you to attend our 178th Annual Meeting of Shareholders, which will be held at the Sheraton Hotel Newfoundland, St. John’s, Newfoundland and Labrador, at 10:00 a.m. (Newfoundland Daylight Time) on Thursday, April 8, 2010. We and our colleagues on the board of directors and executive team look forward to meeting you, presenting our views on our 2009 financial results and outlining our plans for the future. We hope you can join us.

Please take the time to read these documents. The circular contains important information about the Annual Meeting and the business to be conducted, voting, the nominated Directors, our corporate governance practices and how we compensate our executive officers and Directors. If you cannot attend the Annual Meeting, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting. It is important that your shares be represented in the voting.

We will provide live coverage of the Annual Meeting from the Investor Relations section of our website at www.scotiabank.com. A recording of the meeting will be available on that site for several weeks.

Sincerely,

John T. Mayberry Chairman of the Board	Rick Waugh President and Chief Executive Officer

Management Proxy Circular

NOTICE OF OUR 178TH ANNUAL MEETING OF SHAREHOLDERS

You are invited to our 2010 Annual Meeting of Shareholders.

When:	Where:
Thursday, April 8, 2010	Sheraton Hotel Newfoundland, Fort William Ballroom
10:00 a.m. (Newfoundland Daylight Time)	115 Cavendish Square
St. John’s, Newfoundland and Labrador A1C 3K2

Our meeting will cover:

Financial statements – You will receive the financial statements for the fiscal year ended October 31, 2009 and the Auditors’ Report on those financial statements.

Directors – You will elect directors to our board. In the “Nominees for Election to the Board of Directors” section starting on page 6, you will find information about each nominated director, including his or her background and experience, committee work and share ownership. All directors are elected for a term of one year.

Auditors – You will vote on reappointing KPMG LLP as auditors. The board, on the recommendation of the audit and conduct review committee, has proposed that KPMG LLP be reappointed as the bank’s shareholders’ auditors. The “Appointment of Auditors” section starting on page 4 tells you about the services KPMG LLP provided the bank in 2009 and the fees that we paid them. A representative of KPMG LLP has been invited to the Annual Meeting.

Say on Pay vote – You will be asked to consider and approve the following advisory (non-binding) resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2010 annual meeting of shareholders of the Bank.”

Shareholder proposals – You will be asked to consider two proposals submitted by a shareholder. These proposals and our responses start on page 54.

Other business – If other items of business are properly brought before the meeting, or after any adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. We are not aware of any other items of business to be considered at the Annual Meeting.

As of the record date, February 9, 2010, there were 1,028,698,313 bank common shares outstanding and, subject to applicable Bank Act (Canada) restrictions, all of these common shares entitle holders to cast one vote per share at the Annual Meeting.

Registered shareholders are encouraged to complete the proxy form to be returned in the enclosed envelope or by fax to 416-263-9524 or 1-866-249-7775. Proxies must be received by the bank’s transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1, not later than April 7, 2010, 5:00 p.m. Eastern Standard Time.

By order of the Board

Toronto, Ontario, Canada February 9, 2010	Deborah M. Alexander Executive Vice-President General Counsel and Secretary

NOTE: If you are a registered shareholder and wish to receive (or continue to receive) quarterly interim financial statements and interim management’s discussion & analysis by mail during 2010, you must mark the request box at the bottom of your form of proxy. Other shareholders who wish to receive this information must mark the request box on the voting instruction form. If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and financial statements and management’s discussion & analysis are available on the Scotiabank website at www.scotiabank.com.

Some households may receive multiple copies of Scotiabank’s Annual Report because multiple registered shareholders reside at that address. If you are a registered shareholder, you may instruct us not to send Annual Reports (containing annual financial statements and annual management’s discussion & analysis) by marking the Annual Report Waiver box at the bottom of the proxy. If you mark the Annual Report Waiver box, you will not receive an Annual Report, but will continue to receive the management proxy circular, form of proxy and other shareholder mailings. If you are a registered shareholder and do not mark the box, you will continue to receive Annual Reports.

NOTE: Registered shareholders receive a form of proxy with this management proxy circular. This form can be used to vote your shares if you cannot attend the shareholders’ meeting; see the “Voting by Proxy” section starting on page 1. Non-registered shareholders (who beneficially own shares held by a broker or other intermediary) may receive a voting instruction form or form of proxy from their intermediary with this management proxy circular; see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

THE BANK OF NOVA SCOTIA

MANAGEMENT PROXY CIRCULAR

All information is as of February 1, 2010 unless otherwise indicated.

This management proxy circular is furnished in connection with the solicitation by the management of The Bank of Nova Scotia (the “bank”) of proxies for use at the annual meeting of shareholders of the bank (the “meeting”) to be held at the time and place and for the purposes set forth in the attached Notice of Meeting.

We have updated our disclosure style and language in this management proxy circular to make it a more user-friendly and readable document for our shareholders. We hope that this will encourage shareholder discussion and assist you in understanding more about your bank and its practices.

 VOTING

WHO CAN VOTE?

One Vote Per Share

February 9, 2010 is the record date to determine the shareholders who are entitled to receive notice of and to vote at the meeting.

Except for some restrictions as described below, each shareholder is entitled to one vote for each common share of the bank (a “bank common share”) registered in his or her name as of February 9, 2010. As of February 1, 2010, there were 1,028,672,373 bank common shares outstanding.

Under the Bank Act (Canada) (the “Bank Act”), no person or entity, together with entities controlled by them, may own more than 10% of any class of shares of the bank without the approval of the Minister of Finance. To the knowledge of the directors and officers of the bank, no person or entity owns or exercises control or direction over shares carrying more than 10% of the votes attached to the bank’s issued and outstanding shares of any class.

Voting Restrictions

The Bank Act restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, or if they are beneficially owned by the Government of Canada, or a province, or the government of a foreign country or any political subdivision of that country, or any agency of those entities. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

For more information about voting rights, contact the bank’s Secretary.

VOTING IN PERSON

Registered shareholders who attend the meeting in St. John’s on April 8, 2010, can cast one vote for each bank common share held (with the exception of those subject to voting restrictions) on resolutions put before the meeting. If you are a registered shareholder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon arrival at the meeting. Please note that the majority of the bank’s shareholders are beneficial shareholders rather than registered shareholders. If you are a beneficial shareholder, please see the “Beneficial Owners (Non-Registered Holders)” section on page 3.

VOTING BY PROXY

Registered shareholders who do not plan to come to the meeting can vote by using the proxy form to appoint someone who will be there as their proxyholder. You can either tell that person how you want to vote, or let him or her choose for you.

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What Is a Proxy?

A proxy is a document that authorizes someone else to attend the meeting and cast the votes for a registered shareholder. If you are a registered shareholder, a proxy form for the meeting is enclosed in this package. Use it to appoint a proxyholder. (You can also use any other legal proxy form.)

Appointing a Proxyholder

Your proxyholder is the person you appoint to cast your votes for you. You can choose anyone you want to be your proxyholder; it does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the directors of the bank, who are designated on the form, are appointed to act as your proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation after adjournment of the meeting.

If you vote on the issues by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as he or she wishes (see “Your Proxy Vote” section below).

To record your vote, you must ensure that your signed proxy reaches the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 7, 2010, 5:00 p.m. Eastern Standard Time. You may return it:

By mail to: 100 University Avenue, 9th floor, Toronto, Ontario, Canada M5J 2Y1

OR

By fax to: 416-263-9524 or 1-866-249-7775

Changing Your Mind

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must state clearly, in writing, that you want to revoke your proxy, and deliver this written revocation to either of these addresses:

The Bank of Nova Scotia Executive Offices 44 King Street West Toronto, Ontario, Canada M5H 1H1 Attention: Deborah M. Alexander Executive Vice-President General Counsel and Secretary Fax: 416-866-5090	OR	The Bank of Nova Scotia Head Office 1709 Hollis Street Halifax, Nova Scotia, Canada B3J 3B7 Attention: Peter Bessey Senior Vice-President, Atlantic Region Fax: 1-877-841-9920

The proxy can be revoked if a revocation: (a) is received by or on the last business day before the day of the meeting (or of the continuation of the meeting after adjournment), (b) is deposited with the chairman of the meeting on the day of the meeting (or of the continuation), or (c) in any other way the law permits.

If you revoke your proxy and do not replace it with another that is deposited with the Toronto office of our transfer agent, Computershare Trust Company of Canada, by April 7, 2010, 5:00 p.m. Eastern Standard Time, you can still vote your shares, but must do so in person at the meeting.

Your Proxy Vote

If you have filled out and signed your proxy correctly, and delivered it to the transfer agent by April 7, 2010, 5:00 p.m. Eastern Standard Time, then your proxyholder can vote for you at the meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly on that ballot.

If you have NOT specified how you want to vote on a particular matter, then your proxyholder can vote your shares as he or she wishes.

If you have appointed the persons designated in the form of proxy as your proxyholder, unless contrary instructions are provided, your shares will be voted at the meeting as follows:

•	FOR the election as directors of the nominees whose names are set out in this management proxy circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR the advisory vote on the bank’s approach to executive compensation (or “say on pay”), and

•	AGAINST the shareholder’s proposals described in Schedule A

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For more information on any of these matters, see below under “Business of the Meeting.” If any amendments are proposed to the matters described in the attached Notice of Meeting, or if any other matters properly come before the meeting, your proxyholder can vote your shares as he or she wishes. We are not aware of any other matters to be presented at the meeting.

Confidentiality

All proxies are considered confidential and will be returned to the bank’s transfer agent, Computershare Trust Company of Canada. The transfer agent’s Stock Transfer Services division will count the proxies and tabulate the results, which will be verified by the meeting’s scrutineers. The transfer agent will refer a proxy to the bank if it has a comment intended for the bank’s management on it, or in connection with applicable legal requirements.

BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Most shareholders are “beneficial owners” who are non-registered shareholders. Their bank common shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

Only registered shareholders or their duly appointed proxyholders are permitted to vote at the meeting. Non-registered holders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, intermediaries will provide non-registered holders with either: (a) a voting instruction form for completion and execution by the non-registered holder, which also permits voting by alternate means such as telephone, fax (if available), or internet, or (b) a proxy form, executed by the intermediary and restricted to the number of shares owned by the non-registered holder, but otherwise uncompleted. These are the procedures to permit the non-registered holders to direct the voting of the bank common shares that they beneficially own.

If non-registered holders wish to attend and vote in person at the meeting, they must insert their own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the intermediary. They must carefully follow the intermediary’s instructions for return of the executed form or other method of response.

VOTES REQUIRED FOR APPROVAL

All of the matters you are being asked to vote on at the meeting, as described in the attached Notice of Meeting, can be approved by a simple majority of the votes cast.

SOLICITATION OF PROXIES

We request that you sign and return the proxy form or voting instruction form to ensure your votes are exercised at the meeting.

We will pay the cost of proxy solicitation, which will be primarily by mail. However, employees of the bank or employees of Computershare Trust Company of Canada may also solicit proxies by telephone, in writing or in person. We may also use the services of agents at nominal cost.

 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements and management’s discussion & analysis for the year ended October 31, 2009 are included in our Annual Report, which has been mailed to shareholders with this management proxy circular and/or is available on our website at www.scotiabank.com and regulatory websites at www.sedar.com or www.sec.gov.

ELECTION OF DIRECTORS

The 14 nominees proposed for election as directors, who were recommended by the corporate governance and pension committee to the board, are listed under the heading “Nominees for Election to the Board of Directors” beginning on page 6.

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The term of office of each director expires at the close of the next annual meeting following the election of the director. As Dr. Parr-Johnston is no longer eligible to stand for re-election at the meeting, she will be retiring from the board at the meeting but will continue to act as a director until then. The board intends to appoint Dr. Parr-Johnston as an honorary director following the meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the 14 nominees listed beginning on page 6. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

APPOINTMENT OF AUDITORS

KPMG LLP has served continuously as one of our auditors since 1992 and became our sole auditor on March 3, 2006, when it was re-appointed by the shareholders at our annual meeting.

PricewaterhouseCoopers LLP also served as one of our auditing firms from 1992 until its resignation on December 20, 2005, following the audit and conduct review committee’s decision to move to a single auditor.

Management proposes that KPMG LLP be re-appointed as our shareholders’ auditors. Unless otherwise specified, the persons designated in the form of proxy intend to vote FOR the appointment of KPMG LLP to act until the close of our next annual meeting.

Shareholders’ Auditors’ Services Pre-approval Policies and Procedures

The audit and conduct review committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the bank’s shareholders’ auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the bank’s shareholders’ auditors and to ensure the independence of the bank’s shareholders’ auditors is not compromised through engaging them for other services. The Policies state that the audit and conduct review committee shall pre-approve the following:

•	Audit services (all such engagements provided by the bank’s shareholders’ auditors as well as all such engagements provided by any other registered public accounting firm), and

•	Other permitted services to be provided by the bank’s shareholders’ auditors (primarily audit and audit-related services)

The bank’s shareholders’ auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the audit and conduct review committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 (“SOX”), Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the bank, its subsidiaries and entities that are required to be consolidated by the bank. The audit and conduct review committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the audit and conduct review committee’s responsibilities to management of the bank.

Fees Paid to Shareholders’ Auditors

Fees paid by the bank to the shareholders’ auditors, KPMG LLP, for the years ended October 31, 2009 and October 31, 2008 were as follows:

FOR THE FISCAL YEARS ($ MILLIONS)	2009	2008
Audit services	$16.6	$13.9
Audit-related services	0.6	0.8
Tax services outside of the audit scope	0.1	0.1
Other non-audit services	0.7	0.4

	$18.0	$15.2

The nature of these services is as follows:

•	Audit services generally relate to the statutory audits and review of financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans, other associated

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entities and mutual funds, special attest services not required by statute or regulation, but requested by a party to a specific transaction and consultation and training on accounting and financial reporting under International Financial Reporting Standards. In 2008, these services included specified procedures with respect to a potential international acquisition

•	Tax services outside of the audit scope represent primarily specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, review to determine compliance with an agreement with the tax authorities and the preparation of personal tax returns of individuals not in financial reporting or accounting roles

•	Other non-audit services are primarily providing industry salary surveys and review of and translation of English language financial statements into other languages

SAY ON PAY VOTE

Our compensation policies and procedures are based on the principle of pay for performance. We believe they align the interests of our executive team with the long-term interests of our shareholders. This non-binding advisory shareholder vote, commonly known as “Say on Pay,” gives you as a shareholder the opportunity to endorse or not endorse our approach to our executive pay program and policies through the following resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2010 annual meeting of shareholders of the Bank.”

Because your vote is advisory, it will not be binding upon the board. However, the human resources committee will take the outcome of the vote into account when considering future executive compensation arrangements. We believe the “Say on Pay” proposal demonstrates our commitment to our shareholders. The chairman of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. We are always appreciative of comments and questions on our executive compensation practices. Please see the “Statement of Corporate Governance Practices” section, under the heading “Say on Pay,” starting on page 65 of this management proxy circular for more details on how you can ask questions of the board and the human resources committee. The board confirms that the bank’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s (“CCGG”) Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” OUR APPROACH TO EXECUTIVE COMPENSATION, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS IN THIS MANAGEMENT PROXY CIRCULAR.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are two proposals which a shareholder of the bank plans to raise at the meeting. These are:

•	That more director nominees be proposed for election than there are director positions to be filled, and

•	That “fairness ratios” of the aggregate Chief Executive Officer (“CEO”) and Named Executive Officers’ (“NEOs”) compensation to the average aggregate compensation of employees be published

If these proposals are put forward at the meeting, and unless otherwise specified, the persons designated in the form of proxy intend to vote AGAINST each of these two proposals.

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NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

The table below provides information about the nominated directors, including their background, experience, meeting attendance, boards they sit on and bank securities held. The information about the securities held by each nominated director is as of October 31, 2009.

Ronald A. Brenneman
Calgary, Alberta,
Canada

Director since 2000

Independent

Age: 63

Ineligible for
re-election in
April 2017

Areas of Expertise:
Oil and Gas
Finance
Management

Designated Audit
Committee Financial
Expert
Mr. Brenneman is Executive Vice Chairman of Suncor Energy Inc., an integrated energy company. Mr. Brenneman intends to retire as Executive Vice Chairman of Suncor Energy Inc. in February 2010. From January 2000 to August 2009, he was President and Chief Executive Officer of Petro-Canada. His career in the oil and gas industry began in 1969, during which time he has held positions with Imperial Oil Limited, Exxon Corporation and Petro-Canada. He holds a B.Sc. (in chemical engineering) from the University of Toronto and a M.Sc. (in control systems) from the University of Manchester.

Mr. Brenneman has been active in the Canadian Petroleum Association, the Canada Safety Council, the United Way of Calgary and of Toronto, and has helped raise funds for Mount Royal College, the new Alberta Children’s Hospital, UNICEF, Trout Unlimited Canada, Ducks Unlimited Canada and the Nature Conservancy of Canada.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	9 of 10	90%	BCE Inc.
Audit and Conduct Review	7 of 8	88%	WestJet Airlines Ltd.
Human Resources	7 of 7	100%	Past Public Company Directorships (2005 – 2009)
			Petro-Canada

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	76,061	34,059	110,120	$4,982,930	yes
2008	74,977	27,620	102,597	$4,123,373	yes
Change	1,084	6,439	7,523	$859,557

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $5,294,430 in 2009, $4,364,033 in 2008

C.J. Chen
Singapore

Director since 1990

Independent

Age: 64

Ineligible for
re-election in
April 2015

Areas of Expertise:
Asian Economic and
Foreign Policy
Law
Corporate and Capital
Markets
Mr. Chen is Counsel to Rajah & Tann LLP, Transnational Legal Solutions, in Singapore, specializing in corporate and capital markets, securities and trusts. His legal career in private practice spans three decades. He received his LL.B. (Hons.) from the University of Singapore.

Mr. Chen serves as a member of the International Advisory Council of Washington University in St. Louis, Missouri, U.S.A. and of the Advisory Board of the Faculty of Management at Dalhousie University.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Amatil Investments (Singapore) Pte. Ltd.
Corporate Governance	5 of 5	100%	Polo Ralph Lauren Sourcing Company Limited
and Pension			Past Public Company Directorships (2005 – 2009)
			Superior Multi-Packaging Ltd. Wearnes International (1994) Limited

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	33,624	18,607	52,231	$2,363,453	yes
2008	33,624	13,476	47,100	$1,892,949	yes
Change	0	5,131	5,131	$470,504

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,674,953 in 2009, $2,133,609 in 2008

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David A. Dodge, O.C.
Ottawa, Ontario,
Canada

Independent

Age: 66

Ineligible for
re-election in
April 2014

Areas of Expertise:
National and
International Economics
Finance
Public Policy
Mr. Dodge is a senior advisor at Bennett Jones LLP. He has had a distinguished career in the federal public service, most recently as Governor of the Bank of Canada from 2001 to 2008. Mr. Dodge has held senior positions in the Central Mortgage and Housing Corporation, the Anti-Inflation Board, the Department of Employment and Immigration and the Department of Finance. He was Deputy Minister of Finance from 1992 to 1997 and Deputy Minister of Health from 1998 to 2001.

A native of Toronto, Mr. Dodge received his B.A. (Economics, Hons.) from Queen’s University, and a Ph.D. in Economics from Princeton. During his academic career, he taught economics at Queen’s University, Johns Hopkins University, University of British Columbia and Simon Fraser University. He is an Officer of the Order of Canada.

Mr. Dodge is currently Chancellor of Queen’s University. He is a member of the board of directors of the C.D. Howe Institute and the Canadian Institute for Advanced Research. He also co-chairs the Global Market Monitoring Group of the International Institute of Finance. In 2009, he was elected a fellow of the Royal Society of Canada.

Board and Committees	Meeting Attendance	Public Company Directorships
Not currently a director		Canadian Utilities Limited
Past Public Company Directorships (2005 – 2009)
N/A

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	2,000	N/A	2,000	$90,500	N/A

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): N/A

N. Ashleigh Everett
Winnipeg, Manitoba,
Canada

Director since 1997

Independent

Age: 53

Ineligible for
re-election in
April 2027

Areas of Expertise:
Retail and Real
Estate Development
Management
Ms. Everett is President, Corporate Secretary and a director of Royal Canadian Securities Limited, the principal businesses of which include Domo Gasoline Corporation, a gasoline retailer, and Royal Canadian Properties Limited, a real estate and property development company. She is also a director of L’Eau-1 Inc., which operates as Corpell’s Water, a water purification company specializing in home and office delivery of bottled water. She received her B.A. from Queen’s University and her M.B.A. from the Ivey School of Business at the University of Western Ontario.

Ms. Everett sits on the boards of Centre Venture Development Corporation and Winnipeg Harvest Inc. She is also a member of the World Presidents Organization.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Manitoba Telecom Services Inc.
Corporate Governance	5 of 5	100%	Past Public Company Directorships (2005 – 2009)
and Pension (current Chair)			N/A
Human Resources	7 of 7	100%

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	12,308	26,690	38,998	$1,764,660	yes
2008	12,308	20,543	32,851	$1,320,282	yes
Change	0	6,147	6,147	$444,378

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,076,160 in 2009, $1,560,942 in 2008

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John C. Kerr, C.M.,
O.B.C., LL.D.
Vancouver, British
Columbia, Canada

Director since 1999

Independent

Age: 65

Ineligible for
re-election in
April 2015

Areas of Expertise:
Forest Products
Finance
Mr. Kerr is Chairman of Lignum Investments Ltd., a privately-held investment company, and is the managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company. He is President of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team. He received his B.A. from the University of British Columbia and his M.B.A. from the University of California, Berkeley. In 2000, he received an Honorary Doctorate of Laws from Simon Fraser University. He is a recipient of the Order of Canada and the Order of British Columbia.

Mr. Kerr is Chair of the Vancouver Foundation, Chancellor of Emily Carr University of Art + Design and serves as a director of the Great Northern Way Campus.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	N/A
Corporate Governance	2 of 2	100%	Past Public Company Directorships (2005 – 2009)
and Pension			Louisiana Pacific Corporation
Executive and Risk	5 of 6	83%
Human Resources (current Chair)	7 of 7	100%

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	11,800	33,130	44,930	$2,033,083	yes
2008	11,800	26,408	38,208	$1,535,580	yes
Change	0	6,722	6,722	$497,503

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,344,583 in 2009, $1,776,240 in 2008

The Honourable
Michael J.L. Kirby, O.C.
Nepean, Ontario,
Canada

Director since 2000

Independent

Age: 68

Ineligible for
re-election in
April 2012

Areas of Expertise:
Public Policy
Finance
Mathematics
Mr. Kirby is Chairman of The Mental Health Commission of Canada and a corporate director. Mr. Kirby was a Member of the Senate of Canada from 1984 until 2006. He holds a B.Sc. and M.A. in mathematics from Dalhousie University and a Ph.D. in Applied Mathematics from Northwestern University. He has an Honorary Doctor of Laws from Dalhousie University, Simon Fraser University and York University. He is an officer of the Order of Canada.

Until 2005, Mr. Kirby was Vice-Chair of the Accounting Standards Oversight Council. Previously, Mr. Kirby was Chair of the Standing Senate Committee on Banking, Trade and Commerce, the Senate Committee which handles all business legislative and regulatory issues, and was Chair of the Standing Senate Committee on Social Affairs, Science and Technology.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Extendicare Real Estate Investment Trust
Audit and Conduct Review	8 of 8	100%	Immunovaccine Inc. (Chair)
(current Chair)			Indigo Books and Music Inc.
Executive and Risk	9 of 9	100%	MDC Partners Inc. Ontario Energy Savings Corporation (administrator of Just Energy Income Fund) Past Public Company Directorships (2005 – 2009)
			Brainhunter Inc. CPI Plastics Group Limited Extendicare Inc.

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	1,562	38,935	40,497	$1,832,489	yes
2008	1,532	31,205	32,737	$1,315,700	yes
Change	30	7,730	7,760	$516,789

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,143,989 in 2009, $1,556,360 in 2008

  Scotiabank 8

John T. Mayberry, C.M.
Burlington, Ontario,
Canada

Director since 1994

Independent

Age: 65

Ineligible for
re-election in
April 2015

Areas of Expertise:
Primary Steel Products
Management
Mr. Mayberry is Chairman of the Board of the Bank. He is the retired Chairman and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products. He holds a B.A. from the University of Western Ontario and a diploma from McMaster University in Metallurgy of Iron and Steel. He has been awarded an Honorary Doctor of Laws from McMaster University and is a member of the Order of Canada.

Mr. Mayberry currently serves as lead director of Fort Reliance Ltd., the parent company of Irving Oil Ltd.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	N/A
Executive and Risk	9 of 9	100%	Past Public Company Directorships (2005 – 2009)
(past Chair)			CFM Corporation
Human Resources	1 of 1	100%	Decoma International Inc. Inco Limited MDS Inc.

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	12,704	38,098	50,802	$2,298,791	yes
2008	12,207	29,215	41,422	$1,664,750	yes
Change	497	8,883	9,380	$634,041

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,298,791 in 2009, $1,664,750 in 2008

Thomas C. O’Neill
Toronto, Ontario,
Canada

Director since 2008

Independent

Age: 64

Ineligible for
re-election in
April 2015

Areas of Expertise:
Accounting
Finance
Management
Mr. O’Neill is a corporate director and the retired Chair of the Board of PwC Consulting. He was formerly Chief Executive Officer of PwC Consulting, Chief Operating Officer of PricewaterhouseCoopers LLP, Global, Chief Executive Officer of PricewaterhouseCoopers LLP, Canada and Chair of the Board and Chief Executive Officer of Price Waterhouse Canada. He holds a Bachelor of Commerce from Queen’s University and is a chartered accountant. In 2008, Mr. O’Neill was awarded a Fellowship by the Institute of Corporate Directors of Canada, in 2005, an Honorary Doctorate of Law by Queen’s University and in 1988, the Fellow Chartered Accountant designation by the Ontario Institute of Chartered Accountants.

Mr. O’Neill serves on the board of St. Michael’s Hospital. He is a member of the External Audit Committee of the International Monetary Fund and former Vice-Chair of the Board of Governors of Queen’s University. He is also past Director of the Ontario Teachers’ Pension Plan (2003 – 2007).

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Adecco, S.A. (Vice-Chairman)
Audit and Conduct Review	8 of 8	100%	BCE Inc. (Chair)
Corporate Governance and Pension	3 of 3	100%	Bell Canada (Chair) Loblaw Companies Limited Nexen Inc. Past Public Company Directorships (2005 – 2009)
			Dofasco Inc.

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	11,300	4,343	15,643	$707,846	yes
2008	11,300	1,711	13,011	$522,912	yes
Change	0	2,632	2,632	$184,934

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $707,846 in 2009, $522,912 in 2008

  Scotiabank 9

Alexis E. Rovzar de
la Torre
New York, New York,
U.S.A.

Director since 2005

Independent

Age: 58

Ineligible for
re-election in
April 2022

Areas of Expertise:
Law
International Business
Mr. Rovzar is a Partner of Counsel in the Latin America practice group of White & Case LLP, a global law firm. He has a J.D. from the National University of Mexico and is authorized to practice law in Mexico. Mr. Rovzar has previous experience as an investment banker from 1988 to 1994 and he served as a chief executive or member of senior management for several portfolio companies.

Mr. Rovzar devotes substantial time to philanthropic activities in Mexico and abroad. He is an active board member of Procura, A.C., Appleseed, Reintegra, A.C., ProVivah, Endeavor Mexico, the U.S.-Mexico Chamber of Commerce, the Society of the Americas, the Council of the Americas in New York and the Board of the Philharmonic Orchestra of the Americas. He recently joined the Board of Qualitas of Life Foundation in New York. He is also a member of the Board of International Overseers of Tufts University, the Center on Philanthropy of Indiana University and the Mexican Mediation Institute, among other professional organizations.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Coca-Cola Femsa, S.A. (KOF)
Audit and Conduct Review	8 of 8	100%	Fomento Económico Mexico, S.A. (FEMSA)
Corporate Governance and Pension	5 of 5	100%	Grupo BIMBO, S.A. Past Public Company Directorships (2005 – 2009)
			N/A

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	12,388	0	12,388	$560,557	yes
2008	7,665	0	7,665	$308,056	no
Change	4,723	0	4,723	$252,501

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $560,557 in 2009, $308,056 in 2008

Indira V.
Samarasekera,
O.C., Ph.D.
Edmonton, Alberta,
Canada

Director since 2008

Independent

Age: 57

Ineligible for
re-election in
April 2023

Areas of Expertise:
Engineering
Public Policy
Education
Dr. Samarasekera is President and Vice-Chancellor of the University of Alberta and former Vice-President, Research at the University of British Columbia (2000-2005). She holds a B.Sc. (in mechanical engineering) from the University of Ceylon (Sri Lanka), a M.Sc. (in mechanical engineering) from the University of California, as a Hayes Fulbright Scholar, and a Ph.D. (in metallurgical engineering) from the University of British Columbia.

Dr. Samarasekera sits on the boards of the Conference Board of Canada, the Public Policy Forum and the Canadian International Council. She also serves on the Prime Minister’s Advisory Committee on Public Service and on a President’s Visiting Committee at Massachusetts Institute of Technology (MIT). Dr. Samarasekera has served as a consultant to steel companies around the world.

Dr. Samarasekera is an Officer of the Order of Canada and has received Honorary Doctorates from the University of British Columbia and Queens University in Belfast, Ireland.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	N/A
Audit and Conduct Review	8 of 8	100%	Past Public Company Directorships (2005 – 2009)
Human Resources	6 of 6	100%	N/A

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	1,948	3,468	5,416	$245,074	no
2008	173	879	1,052	$42,280	no
Change	1,775	2,589	4,364	$202,794

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $245,074 in 2009, $42,280 in 2008

  Scotiabank 10

Allan C. Shaw,
C.M., LL.D.
Halifax, Nova Scotia,
Canada

Director since 1986

Independent

Age: 67

Ineligible for
re-election in
April 2013

Areas of Expertise:
Manufacturing
Real Estate Development
Governance
Mr. Shaw is Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer; previously, from 1987 to July 2005, Mr. Shaw held the position of Chairman and Chief Executive Officer. He received his B.Sc. from Dalhousie University and his M.B.A. from Harvard University. In 2001, he was awarded an Honorary Doctor of Laws from Dalhousie University.

Mr. Shaw is past Chair of Canadian Policy Research Networks Inc., Ottawa; Member, Board of Trustees, Ernest C. Manning Awards Foundation, Calgary; Director and Chair, Canadian Centre for Ethics in Public Affairs (CCEPA); Director, Dalhousie Medical Research Foundation; and Executive in Residence and Member, Advisory Board, Faculty of Management, Dalhousie University.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	N/A
Corporate Governance and	2 of 2	100%	Past Public Company Directorships (2005 – 2009)
Pension (past Chair)			N/A
Executive and Risk (current Chair)	9 of 9	100%
Human Resources	6 of 6	100%

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	75,253	37,278	112,531	$5,092,028	yes
2008	74,084	30,151	104,235	$4,189,205	yes
Change	1,169	7,127	8,296	$902,823

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $5,403,528 in 2009, $4,429,865 in 2008

Paul D. Sobey
Kings Head, Pictou
County, Nova Scotia,
Canada

Director since 1999

Independent

Age: 52

Ineligible for
re-election in
April 2027

Areas of Expertise:
Retail Business
Management
Finance
Mr. Sobey is President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company. He received his Bachelor of Commerce from Dalhousie University, attended the Harvard University Business School, Advanced Management Program in 1996 and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia.

Mr. Sobey is a member of the Board of Governors of St. Mary’s University.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	Crombie Real Estate Investment Trust
Audit and Conduct Review	8 of 8	100%	Empire Company Limited
Corporate Governance and	5 of 5	100%	Sobeys Inc.
Pension			Past Public Company Directorships (2005 – 2009)
			Wajax Income Fund (formerly Wajax Limited) Emera Incorporated Nova Scotia Power Incorporated

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	20,000	33,137	53,137	$2,404,449	yes
2008	20,000	26,662	46,662	$1,875,346	yes
Change	0	6,475	6,475	$529,103

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

March 9, 2001	March 9, 2011	$20.950	6,000	$145,800
December 10, 2001	December 10, 2011	$24.675	4,000	$82,300
December 6, 2002	December 6, 2012	$24.400	4,000	$83,400

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $2,715,949 in 2009, $2,116,006 in 2008

  Scotiabank 11

Barbara S. Thomas
Belleair, Florida, U.S.A.

Director since 2004

Independent

Age: 60

Ineligible for re-election
in April 2020

Areas of Expertise:
Consumer Products
Management
Brand Management
Management
Ms. Thomas is a corporate director with experience in brand management and consumer goods. She received her B.A. from the University of Michigan and attended the Total Quality Management Program at Washington University.

Ms. Thomas currently serves as a director of the Blue Cross/Blue Shield Companies of Florida. Ms. Thomas was a director and Interim Chief Executive Officer of Ocean Spray Company and served as a Director of Spectrum Brands, Inc. She has held the positions of President of Warner-Lambert Consumer Healthcare Company (1997 to 2000) and was Chief Executive Officer of Pillsbury Canada Ltd. (1995 to 1997).

Board and Committees	Meeting Attendance		Public Company Directorships
Board	9 of 10	90%	N/A
Audit and Conduct Review	7 of 8	88%	Past Public Company Directorships (2005 – 2009)
Human Resources	7 of 7	100%	Spectrum Brands, Inc.

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DDSUs	Shares and DDSUs	and DDSUs	Guidelines

2009	10,907	0	10,907	$493,542	yes
2008	7,924	0	7,924	$318,466	no
Change	2,983	0	2,983	$175,076

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DDSUs and Director Options): $493,542 in 2009, $318,466 in 2008

Richard E. Waugh
Toronto, Ontario,
Canada

Director since 2003

Non-Independent

Age: 62

Ineligible for
re-election in
April 2018

Areas of Expertise:
Banking
Management
International Markets
Rick Waugh became President and Chief Executive Officer in 2003. He began his career with Scotiabank in Winnipeg in 1970 as a branch employee and, over the years, has served in the Bank’s treasury, corporate, international and retail banking areas. In 1985, he moved to New York as the most senior executive in the U.S. Rick returned to Toronto in 1993, and was appointed Vice-Chairman, Corporate Banking, in 1995, and Vice-Chairman, International Banking and Wealth Management in 1998. He currently serves on the Board of Directors of the Bank. He also serves on the Board of Directors for Catalyst Inc. and the Institute of International Finance (IIF). Rick serves as a Trustee for the IIF’s Principles for Stable Capital Flows in Emerging Markets, is a member of the Council of the Americas, and is on the Chairman’s International Advisory Council for the Americas Society. In addition, he serves on the Advisory Council of the Schulich School of Business at York University, the Guanghua School of Management at Peking University and the Canadian Museum of Human Rights, among others.

Rick has long been active in several philanthropic organizations. Among them is the United Way of Greater Toronto, where he was Campaign Chair in 2006, the organization’s 50th anniversary. He has also worked extensively with the MS Society, both as Honourary Chair of the endMS Capital Campaign and as a Board member for their Scientific Research Foundation. He is a director of St. Michael’s Hospital and Co-Chair of the Hospital’s Campaign to build the Li Ka Shing Knowledge Institute.

Rick holds a Bachelor of Commerce (Honours) degree from the University of Manitoba, a Master of Business Administration from York University, a Fellow of the Institute of Canadian Bankers, and Honorary Doctor of Laws degrees from York University and Assumption University. He was awarded the Merit of Honor, Council of the Americas, for his distinguished contribution to the Americas. In February 2009, he received the Corporate Social Responsibility Award from the Foreign Policy Association in New York, and most recently, was conferred by the President of the Dominican Republic the Order of Merit for distinguished service to the country.

Board and Committees	Meeting Attendance		Public Company Directorships
Board	10 of 10	100%	N/A
Executive and Risk	9 of 9	100%	Past Public Company Directorships (2005 – 2009)
			Inco Limited

Bank Securities Held:

				Total Value of	Meets Share
	Common		Total Common	Common Shares	Ownership
Fiscal year	Shares	DSUs	Shares and DSUs	and DSUs	Guidelines

2009	253,521	392,159	645,680	$29,217,020	yes
2008	125,346	363,093	488,439	$19,630,363	yes
Change	128,175	29,066	157,241	$9,586,657

Director Options Held:

			Total	Value of in-the-
Date granted	Expiry date	Exercise price	unexercised	money options

N/A

Total amount of equity at risk (Common Shares, DSUs and Employee Stock Options): $54,295,505 in 2009, $45,529,960 in 2008

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective nominees.

  Scotiabank 12

2.	The closing price of the bank’s common shares on the Toronto Stock Exchange (the “TSX”) on October 30, 2009 was $45.25 and on October 31, 2008 was $40.19.

3.	Ms. Everett was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.

4.	Ms. Thomas was, prior to September 2, 2009, a director of Spectrum Brands, Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in February 2009.

Interlocking Directorships

Directors of the bank who serve together on the boards of directors of other public companies (including committee memberships) are as follows:

CORPORATION	DIRECTORS	ROLE
BCE Inc.	Mr. Brenneman	Management Resources and Compensation Committee (member)
	Mr. O’Neill	Chair of Board of Directors

Board and Committee Meetings Held and Overall Attendance Levels

Below is a summary of board and committee meetings held during fiscal 2009. The directors have the opportunity to hold “in camera” sessions without management present at every board and committee meeting held. An “in camera” session without management present was held at every board meeting during fiscal 2009, except the meeting held on November 18, 2008, which was an unscheduled meeting held by teleconference.

	NUMBER OF	ATTENDANCE AT
BOARD/COMMITTEE	MEETINGS	ALL MEETINGS
Board	10	98.6%
Audit and Conduct Review Committee	8	96.6%
Corporate Governance and Pension Committee	5	100%
Executive and Risk Committee	9	98.1%
Human Resources Committee	7	100%

Total Number of Meetings Held	39	98.5%

1.	Regional Advisory Committee Meetings were held in Vancouver (4).

  Scotiabank 13

Summary of Attendance of Directors

A summary of attendance for board and committee members during fiscal 2009 is set out below:

	BOARD MEETINGS		COMMITTEE MEETINGS		TOTAL MEETINGS
NAME	ATTENDED		ATTENDED		ATTENDED
			7 of 8 ACRC	88%
Ronald A. Brenneman	9 of 10	90%	7 of 7 HRC	100%	23 of 25	92%

C.J. Chen	10 of 10	100%	5 of 5 CGPC	100%	15 of 15	100%

			3 of 3 CGPC (Chair)	100%
			2 of 2 CGPC	100%
N. Ashleigh Everett[1]	10 of 10	100%	7 of 7 HRC	100%	22 of 22	100%

			2 of 2 CGPC	100%
			5 of 6 ERC	83%
			6 of 6 HRC (Chair)	100%
John C. Kerr[2]	10 of 10	100%	1 of 1 HRC	100%	24 of 25	96%

			8 of 8 ACRC (Chair)	100%
Michael J.L. Kirby	10 of 10	100%	9 of 9 ERC	100%	27 of 27	100%

			3 of 3 ERC	100%
Laurent Lemaire[3]	4 of 4	100%	1 of 1 HRC	100%	8 of 8	100%

			3 of 3 ERC (Chair)	100%
			6 of 6 ERC	100%
John T. Mayberry[4]	10 of 10	100%	1 of 1 HRC	100%	20 of 20	100%

			8 of 8 ACRC	100%
Thomas C. O’Neill[5]	10 of 10	100%	3 of 3 CGPC	100%	21 of 21	100%

			4 of 4 ACRC	100%
			5 of 5 CGPC	100%
Elizabeth Parr-Johnston[6]	10 of 10	100%	6 of 6 ERC	100%	25 of 25	100%

			8 of 8 ACRC	100%
Alexis E. Rovzar de la Torre	10 of 10	100%	5 of 5 CGPC	100%	23 of 23	100%

			8 of 8 ACRC	100%
Indira V. Samarasekera[7]	10 of 10	100%	6 of 6 HRC	100%	24 of 24	100%

			3 of 3 ERC	100%
Arthur R.A. Scace[8]	4 of 4	100%	1 of 1 HRC (Chair)	100%	8 of 8	100%

			2 of 2 CGPC (Chair)	100%
			6 of 6 ERC (Chair)	100%
			3 of 3 ERC	100%
Allan C. Shaw[9]	10 of 10	100%	6 of 6 HRC	100%	27 of 27	100%

			8 of 8 ACRC	100%
Paul D. Sobey	10 of 10	100%	5 of 5 CGPC	100%	23 of 23	100%

			7 of 8 ACRC	88%
Barbara S. Thomas	9 of 10	90%	7 of 7 HRC	100%	23 of 25	92%

Richard E. Waugh[10]	10 of 10	100%	9 of 9 ERC	100%	19 of 19	100%

Aggregate Attendance	146 of 148	98.6%	186 of 189	98.4%	332 of 337	98.5%

Legend:

ACRC – Audit and Conduct Review Committee ERC – Executive and Risk Committee	CGPC – Corporate Governance and Pension Committee HRC – Human Resources Committee

Note: The number of meetings attended are shown in relation to the number of meetings held during the period of appointment of each director during the fiscal year ended October 31, 2009.

1.	Ms. Everett was appointed chair of the CGPC effective March 3, 2009; previously she was a member.

2.	Mr. Kerr was appointed chairman of the HRC effective March 3, 2009; previously he was a member. Mr. Kerr attended 1 ERC meeting by invitation prior to his appointment to that committee effective March 3, 2009. Mr. Kerr ceased to be a member of the CGPC on March 3, 2009.

3.	Mr. Lemaire retired from the board effective March 3, 2009.

  Scotiabank 14

4.	Mr. Mayberry was appointed chairman of the board effective March 3, 2009. Mr. Mayberry also became an ex-officio member of the ACRC, CGPC and the HRC. Mr. Mayberry attended 4 of 4 ACRC meetings as an ex-officio member and 1 meeting by invitation prior to his appointment as chairman of the board; 3 of 3 CGPC meetings as an ex-officio member and 1 meeting by invitation prior to his appointment as chairman of the board; and 6 of 6 HRC meetings in his capacity as an ex-officio member. Mr. Mayberry ceased to be chairman of the ERC on March 3, 2009 but remains a member. Mr. Mayberry ceased to be a member of the HRC on March 3, 2009.

5.	Mr. O’Neill was appointed a member of the CGPC effective March 3, 2009.

6.	Dr. Parr-Johnston attended 1 ERC meeting by invitation prior to her appointment to that committee effective March 3, 2009. Dr. Parr-Johnston ceased to be a member of the ACRC on March 3, 2009.

7.	Dr. Samarasekera was appointed a member of the HRC effective March 3, 2009.

8.	Mr. Scace retired from the board as chairman of the board effective March 3, 2009. Mr. Scace was an ex-officio member of the ACRC and the CGPC. Mr. Scace attended 4 of 4 ACRC meetings and 2 of 2 CGPC meetings in his capacity as an ex-officio member.

9.	Mr. Shaw was appointed chairman of the ERC effective March 3, 2009; previously he was a member. Mr. Shaw ceased to be a member of the CGPC on March 3, 2009; however, he attended 1 meeting by invitation thereafter. Mr. Shaw was appointed a member of the HRC effective March 3, 2009.

10.	Mr. Waugh is not a member of any board committees except for the ERC; he attended all other committee meetings as a management invitee.

11.	In addition to the 10 board meetings held in fiscal 2009, a circular board resolution dated January 6, 2009 was signed by all directors.

Director Attendance at Annual Meeting

The bank encourages board members to attend the bank’s annual meeting. At the last annual meeting, held on March 3, 2009, all of the current directors attended, except Mr. Brenneman and Mr. Kirby.

 DIRECTORS’ COMPENSATION

The bank paid its non-employee directors the following fees in fiscal 2009:

•	A board retainer of $30,000 per year and an additional dedicated board retainer of $90,000 per year paid in bank common shares or Directors’ Deferred Stock Units (“DDSUs”)

•	A fee of $2,000 for each board or committee meeting attended

•	A retainer of $35,000 per year for the chairman of the audit and conduct review committee and $6,000 per year for members of the audit and conduct review committee

•	A retainer of $15,000 per year for the chair of each other committee and $3,000 per year for members of each other committee, and

•	A fee of $1,000 for each regional advisory committee meeting attended

An annual retainer of $300,000 is paid to the non-executive chairman of the board. The chairman of the board does not receive any other fees, including meeting attendance fees. Mr. Waugh, who is an officer of the bank, does not receive any fees for serving as a director. Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business. Directors do not participate in any bank pension plans or any other bank compensation plans. All director compensation is included in the table below.

The following changes to the fee structure have been approved effective for fiscal 2010:

•	An increase in the retainer for the chairman of the audit and conduct review committee to $40,000 per year

•	An increase in the retainer for the chairman of the human resources committee to $25,000 per year, and

•	An increase in the retainers for other committee chairs to $20,000 per year

No other changes were made to the fee structure for fiscal 2010.

  Scotiabank 15

Directors’ Compensation

Compensation earned by directors for fiscal 2009, as per the arrangements outlined above, is set out below.

For 2009, amounts shown below in the “Directors’ Compensation for Fiscal 2009” table were paid entirely in DDSUs or bank common shares under the Directors’ Share Purchase Plan (“DSPP”), instead of in cash, based on individual director elections, except as indicated in the following table:

NAME	ANNUAL DEDICATED RETAINER	OTHER ANNUAL FEES
Laurent Lemaire[1]	100% DSPP	100% cash

Thomas C. O’Neill	100% DDSUs	100% cash

Elizabeth Parr-Johnston	100% DDSUs	100% cash

Indira V. Samarasekera	100% DDSUs	30% DSPP + 70% cash

Arthur R.A. Scace[2]	N/A	25% DDSUs + 75% cash

Barbara S. Thomas	100% DSPP	20% DSPP + 80% cash

1.	Mr. Lemaire retired from the board effective March 3, 2009.

2.	Mr. Scace retired from the board as non-executive chairman of the board effective March 3, 2009.

3.	Mr. Waugh does not receive fees for serving as a director.

Directors’ Compensation for Fiscal 2009

	RETAINERS					ATTENDANCE FEES
			COMMITTEE	COMMITTEE	NON-EXECUTIVE	BOARD	COMMITTEE	TOTAL FEES	ALL OTHER
	BOARD	DEDICATED	CHAIR	MEMBER	CHAIRMAN	MEETING	MEETING	EARNED	COMPENSATION	TOTAL
NAME	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Ronald A. Brenneman	30,000	90,000	–	9,000	–	20,000	28,000	177,000	0	177,000

C.J. Chen[1]	30,000	90,000	–	3,000	–	22,000	10,000	155,000	15,143	170,143

N. Ashleigh Everett[2]	30,000	90,000	10,250	3,750	–	22,000	24,000	180,000	0	180,000

John C. Kerr[3]	30,000	90,000	10,000	4,000	–	22,000	34,000	190,000	0	190,000

Michael J.L. Kirby	30,000	90,000	35,000	3,000	–	22,000	34,000	214,000	0	214,000

Laurent Lemaire[4]	10,000	30,000	–	2,000	–	10,000	9,000	61,000	1,942	62,942

John T. Mayberry[5]	10,000	30,000	5,000	1,000	200,000	10,000	12,000	268,000	4,576	272,576

Thomas C. O’Neill[6]	30,000	90,000	–	8,000	–	22,000	22,000	172,000	0	172,000

Elizabeth Parr-Johnston[7]	30,000	90,000	–	7,000	–	22,000	32,000	181,000	0	181,000

Alexis E. Rovzar de la Torre	30,000	90,000	–	9,000	–	22,000	26,000	177,000	0	177,000

Indira V. Samarasekera[8]	30,000	90,000	–	8,000	–	22,000	28,000	178,000	0	178,000

Arthur R.A. Scace[9]	–	–	–	–	100,000	–	–	100,000	4,230	104,230

Allan C. Shaw[10]	30,000	90,000	15,000	3,000	–	22,000	36,000	196,000	0	196,000

Paul D. Sobey	30,000	90,000	–	9,000	–	22,000	26,000	177,000	0	177,000

Barbara S. Thomas[11]	30,000	90,000	–	9,000	–	20,000	28,000	177,000	0	177,000

Richard E. Waugh [12]	–	–	–	–	–	–	–	–	–	–

TOTAL	380,000	1,140,000	75,250	78,750	300,000	280,000	349,000	2,603,000	25,891	2,628,891

Legend:

ACRC – Audit and Conduct Review Committee ERC – Executive and Risk Committee	CGPC – Corporate Governance and Pension Committee HRC – Human Resources Committee

1.	Mr. Chen received US$14,000 in fees in fiscal 2009 for acting as a director of BNS Asia Limited (Cdn$15,143 based on the October 30, 2009 exchange rate of 1.081625).

2.	Ms. Everett was appointed chair of the CGPC effective March 3, 2009; prior to that time she received the member retainer.

3.	Mr. Kerr was appointed chairman of the HRC effective March 3, 2009; prior to that time he received the member retainer. Mr. Kerr was appointed to the ERC on March 3, 2009 and attended 1 ERC meeting by invitation prior to his appointment for which he was paid. Mr. Kerr ceased to be a member of the CGPC on March 3, 2009.

4.	Mr. Lemaire retired from the board effective March 3, 2009. He was given a gift on his retirement valued at approximately $1,942.

  Scotiabank 16

5.	Mr. Mayberry was appointed chairman of the board effective March 3, 2009 and became an ex-officio member of the ACRC, CGPC and HRC. Mr. Mayberry attended 1 CGPC meeting and 1 ACRC meeting by invitation prior to his appointment as chairman of the board for which he was paid. His retainer and attendance fees reflect pro-rated amounts for his work as a director prior to that date. Mr. Mayberry ceased to be a member of the HRC on March 3, 2009. Mr. Mayberry also ceased to be chairman of the ERC on March 3, 2009, but remains a member. In his capacity as chairman of the board, Mr. Mayberry has the use of a parking space, valued at $4,576.

6.	Mr. O’Neill was appointed to the CGPC on March 3, 2009.

7.	Dr. Parr-Johnston was appointed to the ERC on March 3, 2009 and attended 1 ERC meeting by invitation prior to her appointment for which she was paid. Dr. Parr-Johnston ceased to be a member of the ACRC on March 3, 2009.

8.	Dr. Samarasekera was appointed to the HRC on March 3, 2009.

9.	Mr. Scace retired from the board as chairman of the board effective March 3, 2009. In his capacity as chairman of the board, Mr. Scace had the use of a parking space, valued at $2,288. He was given a gift on his retirement valued at approximately $1,942.

10.	Mr. Shaw was appointed chairman of the ERC on March 3, 2009; prior to that time he received the member retainer. Mr. Shaw ceased to be a member of the CGPC on March 3, 2009; however, he attended 1 meeting by invitation thereafter for which he was paid. Mr. Shaw was also appointed a member of the HRC on March 3, 2009.

11.	Ms. Thomas receives a portion of her fees in cash in order to cover applicable U.S. withholding taxes.

12.	Mr. Waugh does not receive fees for serving as a director.

13.	Except for Mr. Scace and Mr. Waugh (who do not receive attendance fees), each director received a fee of $2,000 in relation to a circular board resolution dated January 6, 2009. Mr. Lemaire was still on the board at that time and also received this fee.

Directors’ Share Purchase Plan

To encourage share ownership by directors, the bank has a DSPP under which directors can use some or all of their fees to buy bank common shares at market prices.

Directors’ Deferred Stock Unit Plan

To further align the interests of directors with those of other shareholders, under the DDSU Plan, in lieu of cash, directors may elect to receive all or a portion of their fees as DDSUs. Under the DDSU Plan, additional DDSUs are received as dividend equivalents. DDSUs cannot be redeemed for cash until the individual is no longer a director of the bank. The redemption value of a DDSU is equal to the market value of a bank common share at the time of redemption, in accordance with the DDSU Plan. The value of DDSUs is tied to the future value of the bank’s common shares. However, DDSUs do not entitle the holder to voting or other shareholder rights. U.S. taxpayers are not eligible to participate in the DDSU Plan.

  Scotiabank 17

Director Stock Option Plan

The Director Stock Option Plan was approved by shareholders and the TSX in 2001. Effective October 28, 2003, the bank discontinued granting stock options to directors. The table below sets out information relative to directors who served in that capacity during fiscal 2009 and who were granted options under the Director Stock Option Plan. All current directors not listed below do not hold any options.

					VALUE OF
					UNEXERCISED
					OPTIONS
	NUMBER OF OPTIONS				($)
	GRANTED AND	GRANT DATE AND		EXERCISE PRICE	(as at October 30,
NAME	OUTSTANDING[1]	VESTING DATE	EXPIRY DATE	($)	2009)[2]
Ronald A. Brenneman	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

C.J. Chen	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

N. Ashleigh Everett	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

John C. Kerr	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

Michael J.L. Kirby	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

Laurent Lemaire[3]	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	March 3, 2012[4]	24.400	83,400

Arthur R.A. Scace[3]	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	March 3, 2012[4]	24.400	83,400

Allan C. Shaw	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

Paul D. Sobey	6,000	March 9, 2001	March 9, 2011	20.950	145,800
	4,000	December 10, 2001	December 10, 2011	24.675	82,300
	4,000	December 6, 2002	December 6, 2012	24.400	83,400

TOTAL	126,000				2,803,500

1.	Options were granted under the terms of the Director Stock Option Plan to non-employee directors, with an exercise price equal to the TSX closing price of the bank common shares on the last trading day before the option grant. Under the plan, the aggregate number of shares subject to options to any single optionee may not at any time exceed 5% of outstanding bank common shares (on a non-diluted basis), options are not assignable except in the event of death, and expire 10 years from grant, subject to early termination in the event of ceasing to be a director or death. General loan policies of the bank, at customer rates, apply to directors borrowing for the purpose of purchasing shares of the bank. As well, in connection with the sale of resulting shares, an investment dealer affiliated with the bank may advance funds, at customer rates, to facilitate the option exercise.

2.	Closing price of the bank’s common shares on the TSX on October 30, 2009 was $45.25.

3.	Mr. Lemaire and Mr. Scace retired from the board on March 3, 2009.

4.	The expiry date of the options granted to Mr. Lemaire and Mr. Scace on December 6, 2002 was accelerated due to their retirement from the board on March 3, 2009.

5.	Dr. Parr-Johnston exercised 6,000 options respecting the March 9, 2001 grant in fiscal 2004, 4,000 options respecting the December 10, 2001 grant in fiscal 2008, and 4,000 options respecting the December 6, 2002 grant in fiscal 2009. No other current director exercised options in fiscal 2009.

Share Ownership Guidelines

On December 6, 2007, the board agreed to strengthen the bank’s share ownership guidelines. Directors are now required to hold bank common shares and/or DDSUs with a value of not less than $450,000 (previously the requirement was for $300,000). Directors will have five years to meet the current guidelines. All current directors are expected to reach this level by 2013.

  Scotiabank 18

Directors’ Share Ownership

The table below shows the breakdown of each current director’s bank common shares, DDSU and Director Stock Option (“DSO”) holdings as at October 31, 2009. All directors were above the target ownership level, with the exception of Dr. Samarasekera, who was appointed to the board on May 26, 2008. Dr. Samarasekera has elected to receive her annual dedicated retainer in DDSUs and 30% of her remaining fees in bank common shares. Commencing in fiscal 2010, Dr. Samarasekera has elected to receive 100% of her fees in DDSUs. As of February 1, 2010, Dr. Samarasekera does not meet the target ownership level and has until 2013 to reach the $450,000 target ownership level.

					TOTAL VALUE OF			TOTAL VALUE
				TOTAL NUMBER OF	BANK COMMON			OF BANK
				BANK COMMON	SHARES AND	NUMBER OF	TOTAL VALUE	COMMON SHARES,	TOTAL VALUE AS A
		NUMBER OF BANK	NUMBER OF	SHARES AND	DDSUs/DSUs	OUTSTANDING	OF DSOs	DDSUs AND DSOs	MULTIPLE OF SHARE
NAME	FISCAL YEAR	COMMON SHARES[1]	DDSUs/DSUs	DDSUs/DSUs	($)[2]	DSOs	($)[3]	($)	OWNERSHIP TARGET[4]
Ronald A. Brenneman	2009	76,061	34,059	110,120	4,982,930	14,000	311,500	5,294,430	11.8
	2008	74,977	27,620	102,597	4,123,373	14,000	240,660	4,364,033	9.7
	Change	1,084	6,439	7,523	859,557	0	70,840	930,397

C.J. Chen	2009	33,624	18,607	52,231	2,363,453	14,000	311,500	2,674,953	5.9
	2008	33,624	13,476	47,100	1,892,949	14,000	240,660	2,133,609	4.7
	Change	0	5,131	5,131	470,504	0	70,840	541,344

N. Ashleigh Everett	2009	12,308	26,690	38,998	1,764,660	14,000	311,500	2,076,160	4.6
	2008	12,308	20,543	32,851	1,320,282	14,000	240,660	1,560,942	3.5
	Change	0	6,147	6,147	444,378	0	70,840	515,218

John C. Kerr	2009	11,800	33,130	44,930	2,033,083	14,000	311,500	2,344,583	5.2
	2008	11,800	26,408	38,208	1,535,580	14,000	240,660	1,776,240	3.9
	Change	0	6,722	6,722	497,503	0	70,840	568,343

Michael J.L. Kirby	2009	1,562	38,935	40,497	1,832,489	14,000	311,500	2,143,989	4.8
	2008	1,532	31,205	32,737	1,315,700	14,000	240,660	1,556,360	3.5
	Change	30	7,730	7,760	516,789	0	70,840	587,629

John T. Mayberry	2009	12,704	38,098	50,802	2,298,791	0	0	2,298,791	5.1
	2008	12,207	29,215	41,422	1,664,750	0	0	1,664,750	3.7
	Change	497	8,883	9,380	634,041	0	0	634,041

Thomas C. O’Neill	2009	11,300	4,343	15,643	707,846	N/A	N/A	707,846	1.6
	2008	11,300	1,711	13,011	522,912	N/A	N/A	522,912	1.2
	Change	0	2,632	2,632	184,934			184,934

Elizabeth Parr-Johnston	2009	9,620	26,671	36,291	1,642,168	0	0	1,642,168	3.6
	2008	9,620	22,919	32,539	1,307,742	4,000	63,160	1,370,902	3.0
	Change	0	3,752	3,752	334,426	(4,000)	(63,160)	271,266

Alexis E. Rovzar de la	2009	12,388	0	12,388	560,557	N/A	N/A	560,557	1.2
Torre	2008	7,665	0	7,665	308,056	N/A	N/A	308,056	0.7
	Change	4,723	0	4,723	252,501			252,501

Indira V. Samarasekera	2009	1,948	3,468	5,416	245,074	N/A	N/A	245,074	0.5
	2008	173	879	1,052	42,280	N/A	N/A	42,280	0.1
	Change	1,775	2,589	4,364	202,794			202,794

Allan C. Shaw	2009	75,253	37,278	112,531	5,092,028	14,000	311,500	5,403,528	12.0
	2008	74,084	30,151	104,235	4,189,205	14,000	240,660	4,429,865	9.8
	Change	1,169	7,127	8,296	902,823	0	70,840	973,663

Paul D. Sobey	2009	20,000	33,137	53,137	2,404,449	14,000	311,500	2,715,949	6.0
	2008	20,000	26,662	46,662	1,875,346	14,000	240,660	2,116,006	4.7
	Change	0	6,475	6,475	529,103	0	70,840	599,943

Barbara S. Thomas	2009	10,907	0	10,907	493,542	N/A	N/A	493,542	1.1
	2008	7,924	0	7,924	318,466	N/A	N/A	318,466	0.7
	Change	2,983	0	2,983	175,076			175,076

Richard E. Waugh[5]	2009	253,521	392,159	645,680	29,217,020	N/A	N/A	N/A	N/A
	2008	125,346	363,093	488,439	19,630,363	N/A	N/A	N/A	N/A
	Change	128,175	29,066	157,241	9,586,657

  Scotiabank 19

1.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective individuals.

2.	The total value of bank common shares and DDSUs/DSUs was calculated as follows: for 2009, based on $45.25, the closing price of a bank common share on the TSX on October 30, 2009; and for 2008, based on $40.19, the closing price of a bank common share on the TSX on October 31, 2008.

3.	The total value of DSOs was calculated as follows: for 2009, based on $45.25, the closing price of a bank common share on the TSX on October 30, 2009; and for 2008, based on $40.19, the closing price of a bank common share on the TSX on October 31, 2008. The exercise price for each grant is set out in the “Director Stock Option Plan” table found on page 18.

4.	On December 6, 2007, the board strengthened the directors’ share ownership guidelines to $450,000.

5.	Mr. Waugh participates in the DSU Plan for senior executives. For further details on Mr. Waugh’s aggregate holdings, see Note 1 to the “Summary Compensation Table” on page 42. Mr. Waugh has not received any DSOs; details on Mr. Waugh’s option holdings can be found in the stock options table on page 44. Mr. Waugh, as President and CEO, has a more stringent share ownership requirement of 7 times base salary; refer to the “Executive Share Ownership Guidelines” section on page 38 for details.

6.	Messrs. Lemaire and Scace retired from the board on March 3, 2009. Mr. Lemaire received 704 bank common shares through the DSPP during fiscal 2009. Mr. Scace received 1,751 DDSUs during fiscal 2009.

  Scotiabank 20

 CORPORATE GOVERNANCE

CORPORATE GOVERNANCE REGULATION

The board and management believe that a strong, effective, independent board plays a crucial role in protecting the interests of stakeholders and maximizing the value they receive from their investment in the bank. The board is committed to meeting high standards of corporate governance in all aspects of the bank’s affairs.

The bank’s corporate governance practices are regulated by many different parties. Our practices:

•	Meet or exceed the standards set out in the guidelines and rules of the Bank Act and those of the Canadian Securities Administrators (“CSA”) – which include National Instrument 52-110, National Instrument 52-109, National Policy 58-201 and National Instrument 58-101, and

•	Comply with applicable requirements of the New York Stock Exchange (“NYSE”) and SOX, including applicable rules of the U.S. Securities and Exchange Commission (“SEC”)

The bank is not required to comply with most of the NYSE corporate governance rules. However, except as summarized in the Corporate Governance section of the bank’s website (www.scotiabank.com), our practices do not differ significantly from these rules.

Appendix 1 contains a summary of our corporate governance practices, provides additional information required by the CSA, and indicates which NYSE and SOX requirements are applicable to the bank. The committee reports included in this management proxy circular describe the mandates of the committees of the board and highlight key 2009 accomplishments.

The Corporate Governance Policies and the committee charters are also available in the Corporate Governance section of the bank’s website and in print to any shareholder who requests a copy from the bank’s Secretary. Additional information on the bank’s audit and conduct review committee, including a copy of its charter and descriptions of its members and their applicable education and experience, can be found in the bank’s 2009 annual information form under the heading “The Bank’s Audit and Conduct Review Committee” at www.sedar.com.

The board determines the independence of each director when it approves director nominees for shareholder election. Based on the questionnaires completed by each of the proposed nominees, the board determined that 13 of 14 proposed nominees have no material relationship with the bank and are therefore independent. Appendix 2 to this management proxy circular contains the bank’s Director Independence Standards. The following table sets out the relationship of the current directors and proposed nominees to the bank:

		NOT	REASON FOR NOT
NAME	INDEPENDENT	INDEPENDENT	INDEPENDENT STATUS
Ronald A. Brenneman	✓
C.J. Chen	✓
David A. Dodge	✓
N. Ashleigh Everett	✓
John C. Kerr	✓
Michael J.L. Kirby	✓
John T. Mayberry	✓
Thomas C. O’Neill	✓
Elizabeth Parr-Johnston	✓
Alexis E. Rovzar de la Torre	✓
Indira V. Samarasekera	✓
Allan C. Shaw	✓
Paul D. Sobey	✓
Barbara S. Thomas	✓
Richard E. Waugh		✓	President and CEO

  Scotiabank 21

COMMITTEE REPORTS

Audit and Conduct Review Committee Report

Committee Composition and Mandate

Members: Michael J.L. Kirby – Chairman, Ronald A. Brenneman (financial expert), Thomas C. O’Neill, Alexis E. Rovzar de la Torre, Indira V. Samarasekera, Paul D. Sobey and Barbara S. Thomas. Ex-officio – John T. Mayberry.

The audit and conduct review committee:

•	Oversees the quality, integrity and timeliness of the bank’s financial reporting

•	Fulfils the role of the bank’s conduct review committee as required under the Bank Act, including:

•	Reviewing transactions with related parties

•	Monitoring procedures for resolving conflicts of interest

•	Identifying potential conflict of interest situations

The committee consists entirely of outside directors. All members are independent under the rules of the CSA, the NYSE and the SEC. At each of its meetings in 2009, the committee held an “in camera” session without management present, except at one meeting when this session was waived. All members of the committee are financially literate, and one or more members of the committee have the required attributes of a “financial expert” as defined under SOX. The board has determined that Mr. Ronald A. Brenneman is an audit committee financial expert.

The committee reviewed and recommended for approval by the board:

•	The 2009 annual and interim consolidated financial statements, and the related management’s discussion & analysis

•	Financial releases

•	The 2009 annual information form

The committee also reviews the:

•	Annual internal audit plan

•	Quarterly reports from the Internal Audit department

•	Mandate of the Internal Audit department

•	Position description for the Chief Auditor

•	Annual performance appraisal of the Chief Auditor

•	Objectivity of the bank’s internal audit function

A key responsibility of the committee is to provide open avenues of communication among the bank’s Internal Audit department, the bank’s shareholders’ auditors and the board. The Chief Auditor, who is head of the bank’s Internal Audit department, reports to the committee, attends each meeting of the committee and meets with the members without management present.

The shareholders’ auditors report directly to the committee. They are invited to attend each committee meeting and meet with the members without management present. The committee retains and terminates the bank’s shareholders’ auditors, subject to shareholder approval, and evaluates their relationship with the bank, including independence and other qualifications. The committee also meets with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss supervisory results.

The committee has established policies and procedures for pre-approval of audit and permitted non-audit services. For more detail on these policies and other activities of the committee, see the bank’s 2009 annual information form at www.sedar.com. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

  Scotiabank 22

Committee Report on Key Accomplishments for 2009
Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2009. Key accomplishments include:

•	Financial Controls: In line with our responsibility for the integrity of the bank’s financial statements and for reporting to the bank’s shareholders, we reviewed the bank’s Internal Control Policy and recommended it to the board for approval. The board approved the policy in April 2009. We then oversaw the design, implementation and evaluation of an effective program based on this policy to comply with SOX and National Instrument 52-109

•	International Accounting Standards: We were updated on the implications of the Canadian Accounting Standards board’s plan to move to International Financial Reporting Standards (“IFRS”) and on the status of the bank’s IFRS implementation project. This report included highlights of potential transitional issues, key risks involved and filing requirements for the bank

•	Pre-Approval of Services by the Bank’s Shareholders’ Auditors: We reviewed and approved the bank’s Policy for the Pre-Approval of Services Performed by the External Auditor

•	Audit Planning Report: We oversaw the bank’s shareholders’ auditors’ conduct of an integrated audit, which included the auditors’ opinion on the effectiveness of the bank’s internal control over financial reporting

•	Anti-Money-Laundering /Anti-Terrorist-Financing Self-Assessment: We reviewed the results of this self-assessment and the reports prepared by Group Compliance and independent testing by Internal Audit

•	Mandate of Chief Anti-Money-Laundering Officer: We approved a mandate for the Scotiabank Group Chief Anti-Money-Laundering Officer

•	Appointment of New Committee Members: The committee’s composition was altered during the past fiscal year to ensure its continued effectiveness

Corporate Governance and Pension Committee Report

Committee Composition and Mandate

Members: N. Ashleigh Everett – Chair, C.J. Chen, Thomas C. O’Neill, Elizabeth Parr-Johnston, Alexis E. Rovzar de la Torre and Paul D. Sobey. Ex-officio – John T. Mayberry.

The corporate governance and pension committee advises the board on ways to enhance the bank’s corporate governance. As the committee is also responsible for director nominations, it consists entirely of independent directors. At each of its meetings in 2009, the committee was given an opportunity to hold an “in camera” session without management present.

The committee:

•	Reviews, at least annually, the bank’s Corporate Governance Policies and assesses the bank’s compliance with them

•	Makes recommendations to the board on emerging best practices and other policy improvements

•	Reviews the relationship between management and the board and makes recommendations as appropriate

•	Recommends director compensation

•	Responds to shareholder proposals

•	Oversees the bank’s governance culture

•	Establishes and recommends to the board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a bank director

•	Identifies and recommends qualified nominees, mindful of the board’s Director Independence Standards

•	Periodically reviews the appropriateness of the board’s size and the composition of the board as a whole

The committee has developed a process for assessing the performance and effectiveness of the board and its committees, and for ensuring that annual evaluations are completed. This process includes:

•	A detailed questionnaire that is completed by each director

  Scotiabank 23

•	Interviews with each director conducted by the chairman of the board and the chair of the committee

•	A review of individual directors’ performance, including the CEO and the chairman of the board

Comments that require action are addressed in a timely manner. Results of this process include the establishment of pre-board discussions on matters of interest to the board and educational programs on selected aspects of the bank. The committee also establishes, and revises as necessary, the responsibilities of individual directors, committee chairs and committees, and what is expected of them.

The committee also oversees the administration of the Scotiabank Pension Plan by:

•	Ensuring the Plan’s fund is invested and administered in accordance with the provisions of the Plan, the Plan’s Trust Deed and all applicable legislation

•	Monitoring and supervising the activities of the pension administration and investment committee, and reviewing its reports

•	Reviewing the report of the fund’s auditor

For more detailed information about the bank’s system of corporate governance, please see the discussion in Appendix 1 to this management proxy circular. For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2009

Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2009. Key accomplishments include:

•	Board Succession: We reviewed current board and committee demographics with a view to assessing potential candidates for director. As part of succession planning, we considered a retirement from the board in 2010. We retained external consultants to assist in identifying suitable candidates who fulfill the bank’s criteria and who have the right skills, capabilities and experiences to support the bank’s long-term strategies

•	Review of Corporate Governance Policies: We did a comprehensive review of the bank’s Corporate Governance Policies and committee charters and recommended amendments to the board for approval. The board approved these amendments in June 2009 and August 2009

•	Orientation and Continuing Education: We recommended that the board approve a Guideline on Orientation and Continuing Education for the board, which it did in January 2009

•	Appointment of New Committee Members: The committee’s composition was altered during the past fiscal year to ensure its continued effectiveness

Executive and Risk Committee Report

Committee Composition and Mandate

Members: Allan C. Shaw – Chairman, John C. Kerr, Michael J.L. Kirby, John T. Mayberry, Elizabeth Parr-Johnston and Richard E. Waugh.

The executive and risk committee:

•	Advises executive management on highly sensitive or major strategic issues

•	Assists the board in its risk management responsibilities by:

•	Reviewing and approving credit, investment and market risks

•	Reviewing and approving all significant counterparty, industry, market and portfolio risks and limits

•	Reviewing, monitoring and approving risk-related policies, procedures and standards

•	Periodically examining public issues potentially affecting the bank, reporting to the board on them, and recommending policies to address them as required

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In its capacity as an executive committee of the board, during intervals between meetings of the board, this committee may exercise all of the powers of the board, subject to the limitations set out in the Bank Act and such other limitations as the board may determine from time to time.
At each of its meetings in 2009, the committee was given an opportunity to hold an “in camera” session without management present. At three meetings during the past fiscal year, the independent members of the committee also met separately with the Chief Risk Officer.
For a complete list of the committee’s duties and responsibilities, please see its charter in the Corporate Governance section of the bank’s website.

Committee Report on Key Accomplishments for 2009
Every year, we (the committee) review our charter and effectiveness in fulfilling our mandate. We are satisfied that we have appropriately fulfilled our mandate to the best of our ability for the year ended October 31, 2009. Key accomplishments include:

•	Review of Significant Credit and Market Risk Exposure: We reviewed significant credit and market risk exposures throughout the year in light of the turbulent markets, considering various industry sector analyses. We approved a new credit risk strategy in January 2009

•	Approval of Policies: We reviewed and recommended to the board for approval three revised policies: a Market and Structural Risk Management Policy and a Liquidity Risk Management Policy in May 2009, and a Credit Risk Policy in October 2009

•	Self-Assessment: We completed our first set of self-assessments in relation to compliance with our charter and market best practices

•	Appointment of New Committee Members: The committee’s composition was altered during the past fiscal year to ensure its continued effectiveness

Human Resources Committee Report

Committee Composition and Mandate

Members: John C. Kerr – Chairman, Ronald A. Brenneman, N. Ashleigh Everett, Indira V. Samarasekera, Allan C. Shaw and Barbara S. Thomas. Ex-officio – John T. Mayberry.

The human resources committee has six members who collectively have the knowledge, experience and background in compensation, human resources, finance, law, risk management and general business leadership/management required to fulfill the committee’s mandate.

All are independent directors. Their independence is reconfirmed annually through a questionnaire based on the Director Independence Standards outlined in Appendix 2. None has ever served as an executive of the bank.

The committee is responsible for:

•	Ensuring we have effective leaders and succession plans in place

•	Reviewing our total compensation principles

•	Monitoring compensation and governance trends

•	Reviewing major compensation programs and making recommendations to the board with respect to compensation plans

•	Reviewing compensation disclosure and recommending approval to the board prior to publication

For a full list of duties and responsibilities, see the committee’s charter in the Corporate Governance section of our website. The committee reviews the charter every year and updates it if necessary.

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Each member of the committee also sits on a related committee of the board to ensure that decisions are informed by and aligned with the work of these committees:

HUMAN RESOURCES COMMITTEE MEMBER	AUDIT AND CONDUCT REVIEW	EXECUTIVE AND RISK	CORPORATE GOVERNANCE AND PENSION
John C. Kerr, Chairman		■

Ronald A. Brenneman*	■

N. Ashleigh Everett			■ (Chair)

Indira V. Samarasekera	■

Allan C. Shaw		■ (Chairman)

Barbara S. Thomas	■

John T. Mayberry**	■	■	■

*	Also sits on the audit and conduct review committee as the certified financial expert (as defined under SOX).

**	Board chairman and ex-officio member of the audit and conduct review committee, the corporate governance and pension committee and the human resources committee. He is a member of the executive and risk committee.

Committee Report on Key Accomplishments for 2009

Every year, we (the committee) create and execute a detailed work plan, and conduct an effectiveness review to be sure we are fulfilling our mandate. We believe that we met the work plan and fulfilled our mandate to the best of our ability this year. In 2009, we:

•	Made executive compensation recommendations to the Board: for compensation to be awarded to our President and CEO, his direct reports, and all of the Executive Vice-Presidents

•	Reviewed compensation programs: taking into account evolving best practices, especially related to alignment of compensation with the bank’s risk profile and risk time horizon. We also reviewed the alignment of our compensation policies and programs with evolving compensation best practices and principles released by the Institute of International Finance (“IIF”), the Financial Stability Board (“FSB”), and CCGG. As a result of these reviews, we:

•	Implemented a clawback policy

•	Increased the share ownership requirements and post-retirement shareholding requirements, to strengthen the alignment between executive and shareholder interests

•	Introduced a new annual incentive plan framework for executives for 2010

•	Revised the 2009 Scotia Capital Incentive Plan design to increase alignment with bank performance and the proportion of compensation at risk

With these changes, the bank’s compensation programs are strongly aligned with the FSB’s Principles for Sound Compensation Practices

•	Reviewed and approved mandates: for the Executive-Vice Presidents, Group Heads, and the Chief Operating Officer

•	Conducted a leadership review: to ensure effective leaders and succession plans are in place. We reviewed potential succession candidates and development plans for key executive roles, and made recommendations to the board on executive officer appointments

•	Met with shareholders and regulators: to discuss our executive compensation philosophy and disclosure, and to address specific questions. We participated in the executive compensation reviews conducted by regulators in various countries where we operate, including Canada, the United Kingdom, and Ireland. The chair of the committee has personally met with various regulators and governance bodies, including OSFI, CCGG and RiskMetrics Group

•	Implemented a new bank-wide independent advisor policy: in keeping with governance best practices. Highlights:

•	Any work done by the independent advisor, other than for the committee, must be pre-approved by the committee chair or designate

•	The nature of the “other work” will be very limited and done only in cases where no reasonable alternative is available

•	Fees to-date will be reported at each committee meeting, and we will continue to disclose all fees paid to the independent advisor, along with a detailed description of all related activities

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•	Selected a new independent advisor: naming Frederic W. Cook & Co., Inc. as our independent advisor effective September 2009. From 2005 until September 2009, Hewitt Associates served as independent advisor. To ensure objectivity, Hewitt Associates treated the executive compensation consulting work as a separate assignment from any other services, and based the independent advisor’s compensation on this work only. Based on this working arrangement as well as our independent advisor policy, we were comfortable with the advice provided by Hewitt. However, in view of the fees that continued to be incurred to wind up the National Trust pension plan, we felt it time to review the arrangement and consider alternatives. The decision to change advisors followed a review of the qualifications and experience of various firms offering only this service and who did not provide any other services to the bank

Independent Advisor

To ensure independent and effective oversight of our executive compensation programs and CEO performance assessment, at every meeting we hold “in camera” sessions with an independent advisor – with no bank executives present.

Working independently, and without direction from management, Hewitt Associates and then Frederic W. Cook & Co., Inc. provided the following services in 2009:

•	A review of our executive compensation practices and program design

•	Updates on ongoing and emerging trends in executive compensation and governance best practices

•	Perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

•	Review of materials in advance of committee meetings; identification of discussion points and issues for the committee’s consideration when evaluating compensation design proposals

Hewitt Associates also provided us with other services and products in 2009:

•	National Trust Pension Plan work: Most of these services were related to the administration and wind-up of the National Trust Pension Plan, a legacy plan assumed in 1997 with the National Trust acquisition, and administered by Hewitt prior to the acquisition. We retained Hewitt because switching advisors would have resulted in extra costs and delays in winding up the plan

•	Recruiting review: Hewitt was also engaged to review certain campus recruitment processes, a continuation of services they had provided several years ago

•	Surveys and databases: We participate in and receive the results from a number of compensation, pension/benefit and market trend surveys (including the Report on Business Best Employers in Canada survey) which are conducted by various Hewitt Associates offices around the world. In some countries or regions, these products are the only sources of reliable market information

Fees paid to Hewitt Associates in fiscal 2009:

DESCRIPTION OF SERVICE	FEES
Human Resources Committee Work	$84,871

National Trust Pension Plan Work	$1,075,643

Recruiting Review	$33,075

Surveys and Databases	$38,477

The fees incurred by Hewitt in fiscal 2008 were $74,442 for services provided to the committee, and $566,014 for all other services provided to the bank.

The fees incurred by Frederic W. Cook & Co., Inc. in fiscal 2009 were US$57,775 for independent advisor services provided to the committee. Frederic W. Cook & Co., Inc. did not provide us with any other services.

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 EXECUTIVE COMPENSATION — COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Despite the challenges of market and economic volatility, we (the bank) performed well in 2009. All three lines of business made progress in executing against our key strategic priorities of sustainable revenue growth, effective capital management, leadership development, prudent risk management, and efficiency and expense management:

•	Scotia Capital had a very strong year, with record performances in precious metals and fixed income, strong trading results and loan growth

•	Revenue growth in Canadian Banking was achieved primarily through organic initiatives in 2009, with strong asset growth in mortgages, personal and business lending and very good performance in Wealth Management

•	International Banking continued to perform well, with strong deposit and loan growth and the ongoing contribution of acquisitions, notwithstanding the impact of rapid changes in foreign exchange

Our Tier 1 capital ratio, at 10.7%, remained strong by international standards – a noteworthy achievement in the current economic environment. This strong capital base, along with sound core earnings, were reflected in the Bank’s dividends, which increased 2.1% over 2008.

The expertise and commitment of our executive leadership team was a key factor in our success. The team continued to balance the need to be innovative in seeking new opportunities for growth with cautious risk management. In the aftermath of the global credit crisis, banks and regulators around the world have looked to the example of the Canadian banking system. Mr. Waugh, in particular, has been a leader in the efforts underway to restructure financial services globally, serving as Co-Chair of the IIF’s Committee on Market Best Practices.

Our strong financial results allowed us to reward the executive team with incentive payments in 2009, in line with our “pay for performance” philosophy:

•	Based on our achievement against key metrics, the board approved a Management Incentive Plan (“MIP”) corporate performance factor of 150% – a significant increase over last year

•	The redemption value of Performance Share Units (“PSUs”) that vested in November of this year was $47.54. The performance factor applied to performance-based PSU awards was 0.94

•	The value of incentive compensation (including option-based awards, share-based awards, and annual incentive awards) awarded to our President and CEO, Executive Vice-President and Chief Financial Officer, and three other highest paid executives increased by approximately 25% in 2009 over 2008, and are comparable to the awards made in 2007

For a summary of the total compensation earned by these five NEOs in 2009, see page 42.

In 2009, we implemented changes to our executive compensation practices to reflect evolving regulator and shareholder expectations:

•	Introduced a clawback policy that applies in the event of misconduct or material misstatement of results

•	Increased the share ownership requirements for the most senior executives

•	Eliminated time-based PSUs, making all PSUs performance-based

These changes are designed to further discourage excessive risk-taking, align executive interests with those of shareholders over the long term, and further strengthen our alignment with the FSB’s Principles for Sound Compensation Practices.

ABOUT EXECUTIVE COMPENSATION AT SCOTIABANK

Corporate Strategy

Scotiabank’s strategic focus is on five key priorities that guide our actions and determine our long term success: sustainable revenue growth, effective capital management, leadership development, prudent risk management, and efficiency and expense management. The talent, experience and sound judgement of our management team and employees around the globe are crucial to the successful execution of these priorities today and in future.

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Philosophy: Pay for Performance

Scotiabank’s executive compensation programs help the bank create and sustain shareholder value in a competitive global financial services marketplace and successfully execute on our strategy by:

•	Attracting high calibre executives who can advance our strategy

•	Motivating executives to act in the best interests of our shareholders and other key stakeholders through performance-based compensation

•	Rewarding executives for demonstrated leadership and the achievement of strategic objectives

Because our philosophy is to pay for performance, we place stronger emphasis on at-risk incentive compensation than on base salary, benefits or pension. The result:

•	Executives who deliver on their goals when we meet our goals can expect to be compensated at about the median of the market

•	Those who achieve exceptional results when we meet our goals receive compensation at the upper end of the market

•	Those who fail to achieve targets are compensated below the market median

The board has the discretion to reduce or withhold payment under our annual incentive plans should results fall significantly below expectations. Similarly, the board at its discretion can choose not to grant options or PSUs to individuals and/or in aggregate.

Design Principles: Risk Management, Corporate Focus, Compliance

In designing our executive compensation programs, we strive to ensure that:

•	Risk is carefully managed: so that all corporate targets and individual/department objectives can be accomplished within established risk policies, limits, processes and standards. The key metrics on which our incentive compensation plans are based are approved by the board. We discourage executives from taking unreasonable and excessive risks by:

•	Delivering incentive compensation through a combination of annual, mid-term and long-term incentives that reflect our risk profile

•	Using profit-based financial goals in the annual incentive plans

•	Placing caps on annual incentive award funding

•	Having share ownership and post-retirement share retention requirements

•	“Stress-testing” the potential impact of future performance on our annual and equity-based incentive awards to ensure we maintain an appropriate link between pay and performance under foreseeable scenarios

The Chief Risk Officer assesses whether there are other potential risks that should be reflected in the incentive pool funding (such as concentration risk, off-balance-sheet risk and liquidity risk), monitors all incentive plans for adherence with the bank’s risk appetite, and recommends adjustments to the human resources committee if warranted

•	Measures for incentive programs are thoroughly reviewed by our senior executive leadership team: we have established a committee of the President and CEO and his direct reports, the human investment committee (“HIC”), that provides our senior leaders with the opportunity to review and debate the key measures of our material incentive programs from an overall policy and comprehensive risk basis. HIC’s broader mandate is to review and approve all major new and changing bank-wide human resources objectives, strategies, policies and programs to ensure we are meeting the bank’s business priorities and goals, as well as the needs of our employees and other stakeholders

•	Key stewardship and support functions are focused on overall corporate interests: so that compensation for executives responsible for areas such as risk management, legal, compliance, finance, internal audit, and human resources is tied to overall corporate performance rather than the performance of any one line of business they may support

•	There are clawback provisions: for compensation awards made in December 2009 and beyond, we have introduced a clawback policy that applies to all Vice-Presidents and above, as well as all Managing Directors and above in Scotia Capital. People in these roles will forfeit outstanding awards or repay previously paid compensation if there is a personal breach of compliance rules or guidelines for business conduct. The clawback also applies if there is a material misstatement of results in the fiscal year of the grant in an executive’s area of responsibility

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Overview of Components and Mix

In addition to base salary, executive compensation at Scotiabank includes a mix of annual, mid-, and long-term incentives – which are also known as “pay-at-risk,” since they are not guaranteed.

PROGRAM	PURPOSE	PERFORMANCE PERIOD	“PAY-AT-RISK” PROFILE
Base Salary	Compensates executives for the leadership and specific skills needed to fulfill their responsibilities.	–	None

Annual Incentive	Rewards executives for their contribution to the achievement of financial and non-financial goals.	1 Year	Moderate

Mid-Term Incentives (Performance Share Units)	Rewards executives for creating shareholder value and achieving specific performance objectives.	3 Years	High

Long-Term Incentives (Stock Options)	Links the interests of executives and shareholders by rewarding executives for share price appreciation.	Up to 10 Years	High

The following table outlines our target mix of these components by level. In determining the appropriate mix, the human resources committee considers:

•	The executive’s ability to affect results over the longer term

•	The mix for similar positions in our comparator group

•	Local market practice

At more senior levels, a much higher proportion of total compensation is at-risk and tied to our mid- to long-term future performance. The percentages shown here for mid-term (PSUs) and long-term (stock option) incentives are estimates only, as actual value will depend on corporate performance over time.

					% OF TOTAL
		ANNUAL			COMPENSATION
EXECUTIVE LEVEL	BASE SALARY	INCENTIVE	MID-TERM INCENTIVES	LONG-TERM INCENTIVES	At-Risk
President and CEO	10%	15%	37.5%	37.5%	90%

COO	20%	20%	30%	30%	80%

Group Head/Executive Vice-President	25%	25%	25%	25%	75%

Senior Vice-President	35%	25%	26%	14%	65%

Vice-President	45%	25%	22.5%	7.5%	55%

Co-CEO, Scotia Capital	8%	46%	23%	23%	92%

Executives are also eligible to participate in benefit, pension, and perquisite programs.

Annual Compensation Review

Each year, the human resources committee reviews the total compensation packages for the:

•	President and CEO

•	President and CEO’s direct reports

•	Executive Vice-Presidents

We disclose compensation details for a subset of this group – our five NEOs – beginning on page 42.

The committee also reviews and recommends to the board for approval:

•	The aggregate award recommendations for the base salary adjustments, annual incentive awards, and equity-based incentive awards for all other executives

•	Individual compensation recommendations that exceed a certain threshold

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The reviews are informed by recommendations from management and the human resources department, as well as market data from research, surveys, studies – including:

•	Competitive total compensation data for similar positions in our peer group – companies of similar size and scope with whom we compete for executive talent – provided by the Hay Group Limited, an external consulting firm

•	Market trend analysis provided by consulting firms Towers Perrin and Johnson Associates, who also provide compensation plan design guidance

The peer group includes four large banks and two major insurance companies, and remains unchanged from previous years (see table below).

			MARKET
	REVENUE	NET INCOME	CAPITALIZATION	NUMBER OF
ORGANIZATION	($ millions)	($ millions)	($ billions)	EMPLOYEES
Bank of Montreal	11,064	1,787	27.6	36,173

CIBC	9,928	1,174	23.8	41,941

Royal Bank of Canada	29,106	3,858	77.7	71,186

TD Bank	17,860	3,120	53.0	66,076

Manulife Financial	33,003	517	33.5	Over 23,000

Sun Life Financial	15,563	857	15.9	14,501

Average	19,421	1,886	38.6	42,146

Bank of Nova Scotia	14,457	3,547	46.4	67,802

*	Comparative financial information obtained from public continuous disclosure filings for the most recently available fiscal year. Other than Manulife Financial and Sun Life Financial, whose most recent financial results are as at December 31, 2008, this table shows results as at October 31, 2009.

The Review Process at a Glance

HUMAN RESOURCES	PRESIDENT AND CEO	INDEPENDENT ADVISOR	COMMITTEE
 •   Prepares a summary of competitive market data

 •   Develops compensation guidelines for senior team, based on competitive practice, our performance, and our “pay at-risk” philosophy

 •   Reviews data and guidelines with President and CEO

 •   Manages the performance assessment process

•   Assesses senior management performance against objectives and future potential

•   Recommends appropriate salary, annual incentive award and equity incentive awards for senior team -- taking into account past performance, future potential and market position

•   Updates the committee on emerging trends in executive compensation and governance best practices

•   Reviews our executive compensation practices and programs, including our peer groups

•   Reviews competitive market data for the President and CEO with committee chair

•   Provides the committee with perspective on appropriate total compensation mix and levels, based on competitive practice and our performance

•   Reviews and finalizes recommendations for senior management for full board approval

•   Assesses performance of the President and CEO

•   Recommends President and CEO compensation package to board (excluding President and CEO)

•   Reviews and recommends to the board aggregate award recommendations for all other executives

•   Reviews individual recommendations above threshold

Important to note:

•	Outstanding sustained individual performance is generally rewarded with higher equity compensation awards

•	In reviewing recommendations, the committee looks at market position together with a tally sheet outlining individual total equity and deferred compensation holdings, and pension benefits

•	In recommending compensation for the President and CEO, the committee also reviews a tally sheet and the aggregate compensation he has earned over the previous five years relative to our performance

•	At no point in the process does the President and CEO have any role in recommending his own compensation

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EXECUTIVE COMPENSATION PROGRAMS IN DETAIL

Base Salary

Base salary compensates executives for performance of their day-to-day roles and responsibilities. Each year, the human resources committee reviews the salary for each senior executive relative to the average and median base salary for similar positions in our peer group. They recommend appropriate adjustments, as needed, based on the executive’s experience, performance and leadership.

Annual Incentives

We currently have two annual incentive programs designed to reward executives for their contribution to the achievement of our annual goals:

•	Management Incentive Plan for eligible bank executives, including NEOs Richard E. Waugh, Luc A. Vanneste and Sarabjit S. Marwah

•	Scotia Capital Incentive Plan (“SCIP”) for eligible executives of Scotia Capital, including NEOs J. Michael Durland and Stephen D. McDonald

In 2010, the MIP will be replaced by a new Global Annual Incentive Plan (“AIP”) which better reflects evolving best practices and our expanded global presence.

Management Incentive Plan
Design Overview

The MIP plan rewards eligible executives for business results and individual performance during the fiscal year, relative to a broad range of financial and non-financial measures. In setting targets early in fiscal 2009, the committee and the board strove to select goals that:

•	Clearly reflect the bank’s strategic priorities

•	Are challenging but possible to achieve under normal economic conditions and within our risk appetite

If these performance targets are achieved, the incentive pool is funded such that each eligible executive could potentially receive the target MIP award. The actual award any individual receives is influenced by his or her individual performance.

If overall corporate performance targets are exceeded, the MIP incentive pool may receive additional funding, to a maximum of two times the target MIP level. If overall corporate performance targets are not met, the MIP incentive pool will receive less funding. The committee and the board have the discretion to further reduce or withhold funding if results are significantly below expectations.

Target award percentages are reviewed regularly to ensure they reflect the market practice among our peer group, as well as our emphasis on pay-at-risk and longer-term incentives.

2009 Goals and Performance

Success in achieving key financial and operating metrics as well as other measures aligned to our strategic priorities funds the MIP award pool.

KEY FINANCIAL AND OPERATING METRICS	2009 TARGET	RESULTS
ROE – our efficiency in earning profits on shareholders’ behalf	16% - 20%	17.2%[1]

Diluted EPS Growth – net income we generate for common shareholders	7% - 12%	8.5%

Productivity Ratio – overall operating efficiency	< 58%	53.7%

Top Line Revenue Growth – rate at which our business is expanding	7% -12%	17.1%

Operating Leverage – how our revenue growth translates into growth in operating income	Positive (>0)%	11.4%

1.	Adjusted to reflect the accounting standards in place when the target was set.

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OTHER MEASURES	RESULTS
Shareholder Value – measures the value delivered to shareholders over the past three years relative to a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank)	Our three-year shareholder return value (1.3%) was above the median of our peer group
Customer Loyalty – various surveys measure customer satisfaction and loyalty in all areas of our business	We achieved high levels of customer satisfaction and loyalty on a global basis
Credit, Market, Liquidity, and Operational Risk	We managed risk within guidelines and limits established by the board and the executive and risk committee. There were no large event failures and no material breaches of regulatory requirements
Engaged Employees – internal and external surveys assess employee satisfaction and engagement	We continued to achieve high levels of employee satisfaction and were recognized as one of Canada’s 50 best employers by The Globe & Mail Report on Business Magazine for the fifth consecutive year
Corporate Social Responsibility	We were one of only 11 blue chip Canadian companies to make the Dow Jones Sustainability Index (DJSI World), demonstrating our strong commitment to corporate social responsibility and community involvement
Relative Performance – our relative performance in several key financial metrics against our compensation peer group (see page 31)	We achieved the top ranking in ROE and second in EPS growth relative to our peer group

Determining Final Pool Funding
Based on our strong performance on all of these measures, the committee recommended funding the MIP incentive pool to 150% of target.

This becomes the “corporate performance factor” used in determining individual MIP awards. Individual awards are also influenced by the target MIP award level for that role, individual performance, and the market position of each individual.

NEW for 2010: Global Annual Incentive Plan
In 2010, a new global AIP will replace the MIP for executives. The move is designed to ensure that executives are rewarded for the performance of those parts of the business they impact most directly, while maintaining the focus on overall corporate performance for all executives. It also reflects our increasing global presence. Effective next year:

•	Line of business performance measures will influence the awards for executives whose primary focus is on Canadian Banking or International Banking

•	There will be a country performance factor for executives in some of the countries in which we do business

•	Top corporate executives and key executives in stewardship functions will continue to be measured entirely on bank and individual performance

•	Plan will include risk adjusted measures that reflect the full range of potential risks

Scotia Capital Incentive Plan
The SCIP rewards eligible employees of Scotia Capital for business results and individual performance in a given fiscal year. We provide market competitive compensation that is aligned with risk management and shareholder objectives.

In 2009, we reviewed and updated the plan to align with practices and principles recommended by regulators and recognized governance bodies such as the IIF, FSB, and CCGG. The changes are designed to:

•	Fund the incentive pool based on the profitability of Scotia Capital and the results of the bank overall

•	Strengthen the tie between individual compensation awards and longer-term performance by deferring a significant portion into equity-based compensation (see table below)

	AMOUNT DELIVERED IN EQUITY-BASED	TYPE OF EQUITY-BASED
EXECUTIVE LEVEL	COMPENSATION	COMPENSATION AWARD
Senior Leaders (includes Co-CEOs)	50%	PSUs and stock options
Managing Directors	30% - 40%	PSUs

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The President and CEO (who does not participate in the plan) reviews the measures and funding rates used to assess performance and fund the incentive pool. In determining pool funding, we consider:

•	Scotia Capital profits before taxes and incentive payments

•	The percentage of profits comparator companies in the market are generally allocating to their incentive pools

•	Senior management assessment of the sustainability of each business line’s performance

•	The MIP corporate performance factor, which is applied to 25% of the incentive pool total to ensure that overall bank performance is reflected in Scotia Capital incentive awards

The committee reviews and recommends to the board for final approval the total incentive pool, the awards for the co-CEOs of Scotia Capital, and any individual award recommendations over a certain threshold.

Individual awards are discretionary and take into consideration individual performance, business line performance, the market position of each individual, and the pool of funds available.

Deferred Compensation

In keeping with our goal of aligning the interests of senior executives with those of our shareholders, we offer employees in roles at the Senior Vice-President level and above who participate in the MIP the option of taking up to 100% of this award in Deferred Stock Units (“DSUs”). Key features of this plan:

•	Participants must declare their intent to take a portion of their annual incentive award in DSUs during the first month of the fiscal year for which the incentive is awarded — i.e., November 2008 for 2009 fiscal year

•	Once awards are determined at the end of the year, the award amount is converted into DSUs. The number of DSUs an individual receives is based on the market price of our common shares at the time he or she elected to participate at the beginning of the fiscal year. If the share price has risen in the interim, participants benefit. If it has fallen, the current market value of the DSUs they receive will be less than their MIP award amount

•	DSUs accumulate additional units based on notional equivalents of dividends on common shares

•	They can be redeemed only when a participant ceases to be an employee, and must be redeemed no later than the end of the calendar year following the year in which the participant ceases to be an employee

•	DSUs can be redeemed in cash only based on the market value of our common shares on the TSX at the time of redemption

2009 results
For executives who chose to participate in the deferred compensation plan for 2009, the share price on the first trading date of fiscal 2009 ($39.03 as at November 3, 2008) was used to convert 2009 MIP awards into DSUs. The share price on December 18, 2009, when the conversion actually took place, was $48.14, representing a 23% increase in value for those executives who elected to receive their MIP in DSUs.

This is a substantial improvement compared to the 2008 results where the executives who elected to receive their 2008 MIP awards in DSUs experienced at 45% decline between the conversion price ($53.17 as at November 1, 2007) and the share price on the date the awards were converted ($29.40 as at December 19, 2008).

2010 program
Executives had to notify the company of their intent to participate in the 2010 deferred compensation plan during November 2009. The first trading date of fiscal 2010 was November 2, 2009, and the share price on that date, $46.22, will be used to convert the new AIP awards into DSUs in December of 2010.

Mid-Term Incentives

Mid-term incentives are designed to reward executives for delivering sustained operating performance over a 3-year period, as reflected in share price appreciation and achievement of pre-determined performance objectives. Awards are granted annually based on:

•	Individual performance

•	Retention risk

•	Potential to contribute to our future success

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As these “forward-looking” programs are designed to incent and reward for future performance and success, the committee does not consider the value of an executive’s existing awards when determining new grants. The committee considers the mid-term incentive award value similar to the annual target incentive, and believes that reducing or limiting current grants because of prior gains realized would unfairly penalize an executive. Similarly, the committee does not increase mid-term incentive award values in a given year to offset less-than-expected returns from previous grants.

Performance Share Unit (PSU) Plan
The PSU Plan is a mid-term equity-based compensation plan that furthers our pay-for-performance philosophy by linking the vesting of units to the achievement of pre-determined performance objectives.

Key points to note:

•	PSUs are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	The value of each PSU is equal to the 20-day average closing price of our common shares on the TSX

•	PSUs accumulate additional units based on notional equivalents of dividends on common shares

Performance Measures for 2009
Each year, the committee reviews and approves the performance measures to be used in determining that year’s awards. For PSU awards made in December 2009, performance will be assessed based on two equally weighted performance measures: Return on Equity (“ROE”) and relative Total Shareholder Return (“TSR”).

•	50% is based on our 3-year average ROE relative to the respective annual pre-determined targets
Return on Equity presents the net income available to our common shareholders as a percentage of the capital deployed to earn the income. ROE is a key measure of not only profitability, but also of how effectively we manage our shareholders’ capital

•	50% is based on our relative TSR measured over the period beginning November 1, 2009 and ending October 31, 2012
Relative Total Shareholder Return measures the gross return over the performance period on a hypothetical investment in our common shares, relative to other investments in our peer group companies. Gross return includes both share price appreciation and re-invested dividends

These equally weighted factors are combined to arrive at an overall PSU factor for the award. The committee at its discretion may further adjust the overall factor based on an assessment of risk during the performance period. The final PSU factor may increase or decrease the number of PSUs that will ultimately vest and be paid out. The ROE component of the performance factor will be zero if a threshold level of ROE is not achieved.

For the December 2009 awards, relative TSR is defined as the appreciation in our common share price, plus reinvested dividends, using a 20-day average closing share price, compared to the following seven comparators:

MAJOR BANKS	MAJOR FINANCIAL INSTITUTIONS
Bank of Montreal	Manulife Financial
CIBC	Sun Life Financial
Royal Bank of Canada	Power Financial Corporation
TD Bank

This comparator group of large, Canadian publicly-traded financial services companies with whom we compete for capital and executive talent includes all peer companies listed on page 31. Power Financial Corporation does not participate in the Hay Group’s Financial Services Executive Compensation Report, so is not included on the earlier list.

Depending on actual achievement against these two performance measures at the time the units vest, the number of performance-based units may be reduced or increased. The following table shows the minimum and maximum number of units that may vest depending on employee level.

LEVEL	MINIMUM	TARGET	MAXIMUM
Executive Vice-President/Group Heads and above	50%	100%	150%
Vice-Presidents and Senior Vice-Presidents	75%	100%	125%

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Subject to the performance vesting conditions described above, the PSUs vest and are redeemable on the last day of the 35th month following the date of the award. The PSUs are also subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 49.

Restricted Share Unit (RSU) Plan
The RSU Plan is a mid-term equity-based compensation plan that has been used in the past but will largely be replaced by the PSU plan in the future. The committee did not make any RSU grants in fiscal 2009.

Key points about the RSU plan:

•	On a limited basis, and not in the course of annual compensation awards and only during an open trading window, the committee may grant RSUs to executives for specific recruitment or retention purposes

•	The value of each RSU is equal to the 20-day average closing price of our common shares on the TSX

•	RSUs accumulate additional units based on notional equivalents of dividends on common shares

•	RSUs vest and are redeemable on the last day of the 35th month following the date of the award, subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 49

Scotia Capital Deferred Payment Plan (DPP)
The DPP is a mid-term equity-based compensation plan that promotes alignment between the interests of Scotia Capital employees and those of our shareholders by awarding a portion of a participant’s total incentive as DPP units. DPP units are tied to our common share price, and recipients are fully exposed to fluctuations in the market price over the term of the award.

Key points about the DPP:

•	DPP units are regularly granted to eligible Scotia Capital employees on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	Commencing with grants in December 2009, the plan will include a performance multiplier. The performance multiplier is based on Scotia Capital and the overall bank results, will range from 0.5 to 1.5, and will be applied to the award at the time of vesting

•	On a limited basis, DPP units may be granted to Scotia Capital employees for specific recruitment purposes

•	The Co-CEOs (beginning in 2008) and other senior leaders of Scotia Capital (beginning in 2009) no longer receive awards from this plan as they now participate in the stock option and/or PSU plans

•	The value of each DPP unit is equal to the 20-day average closing price of our common shares on the TSX

•	The DPP units vest and are redeemable one-third per year following the date of the award, subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 49

Long-Term Incentive (Stock Options)
The long-term incentive program is designed to reward executives for creating sustained, long-term shareholder value over a period of up to 10 years. We believe it is important to have a component of our executives’ compensation that has a longer time horizon to align with the tail risk of certain bank products.

Long-term incentives in the form of stock options are granted annually to selected executives who are considered to have the potential to contribute to future business results and financial performance. Individual performance and retention risk are also considered.

As stock options are a “forward-looking” program and only reward for future performance and success, the committee does not consider the value of an executive’s existing awards when determining new grants for individuals.

Key points about granting and exercising stock options:

•	If the share price increases between the grant date and the vesting date, the stock options will have a realizable value and the executive may choose to exercise his or her option to purchase shares

•	Conversely, if the share price decreases over the four-year period between the grant date and the vesting date, the options will be considered “out of the money” and will not have a realizable value until the share price increases

•	Options are regularly granted to eligible executives on the first day of an open trading window following the public release of our year-end financial results, in conjunction with other annual compensation awards

•	On a limited basis, and only during an open trading window, the committee may grant stock options to executives for specific recruitment or retention purposes

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•	For grants made since December 2005, the exercise price of each option is the higher of the closing price of our common shares on the TSX on the trading day prior to the grant date or the volume weighted average trading price for the five trading days immediately preceding the grant date

•	Stock option grants may include a tandem stock appreciation right (“tandem SAR”) feature. This gives the grant holder the choice of either:

•	Exercising the option by purchasing shares at the grant price and either holding or selling the shares

•	Exercising the tandem SAR and receiving a cash payment representing the difference between the exercise price and the market price of common shares on the date of exercise. The holder receives the same value as he or she would receive by purchasing shares and immediately selling, but as no shares actually change hands the stock is not diluted

This is an either/or choice. If the option is exercised the tandem SAR is cancelled and vice versa

•	Options vest over four years and expire 10 years after the grant date. The options are also subject to early expiry in certain circumstances, as described in the “Compensation Treatment by Termination Scenario” table on page 49. The term of the award may also be extended where an option’s expiry date falls during an insider trading blackout period (or within the 10 business days after such blackout). In this situation, the expiry date will be automatically extended to the date which is 10 business days after the end of the blackout period

•	Options cannot be sold to a third party. Ownership can be transferred to a beneficiary or legal representative in the event of a grant holder’s death

Shareholders approved the number of shares issuable under the Stock Option Plan for 2009, which at all times has represented less than 10% of our outstanding common shares. The table below summarizes key statistics for the Stock Option Plan and Director Stock Option Plan (discontinued grants effective October 28, 2003, see “Director Stock Option Plan” on page 18) combined, as of October 31 of each year:

	2009	2008	2007
Dilution
Total number of options outstanding divided by total number of common shares outstanding	2.2%	2.3%	2.8%

Overhang
Total number of options available for issue plus options outstanding, divided by total number of common shares outstanding	3.7%	4.2%	4.9%

Burn Rate
Total number of options issued in a fiscal year, divided by total number of common shares outstanding	0.43%	0.22%	0.21%

The bank does not have significant share dilution. In general, the bank only uses share buybacks to offset dilution resulting from the exercise of stock options, acquisitions or its dividend reinvestment program. In 2009, the bank did not repurchase any of its common shares nor did the bank issue a significant amount of equity.

Key points about the plan design:

•	No individual may be granted options to purchase an aggregate number of shares at any time exceeding 5% of the number of issued and outstanding common shares on a non-diluted basis

•	There is no stated maximum on the percentage of securities under the Stock Option Plan available to insiders

•	Once granted, options cannot be re-priced or forfeited in exchange for options with a lower price

•	Adjustments can be made for the effect of certain events, such as subdivision, consolidation, reorganization, reclassification or other events which necessitate adjustments to the outstanding options in proportion with adjustments made to all common shares

•	The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval – such as housekeeping administrative changes; terms, conditions and mechanics of grant; vesting, exercise and early expiry; and amendments designed to comply with applicable laws, tax or accounting provisions, or regulatory requirements. Fundamental amendments require shareholder approval

•	Our general loan policies, at customer rates, apply to our employees, including employees of our subsidiaries, borrowing for the purpose of purchasing common shares with respect to option exercises

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•	Outside of Canada, where local laws may restrict the issuance of shares, stand-alone stock appreciation rights (“SARs”) – similar to what are sometimes called “phantom stock” plans – have been granted instead of options

Group Benefit, Pension, and Perquisite Programs
Our executives participate in group benefit plans on the same basis as all other employees. These vary depending on local market practice and/or regulatory requirements in the executive’s location.

Executives have the option to participate, on either a contributory or non-contributory basis, in the Scotiabank Pension Plan, a registered defined benefit pension plan. Certain other executives participate in the Scotiabank Executive Pension Plan, a non-registered, unfunded supplemental retirement plan. Further details can be found in the “Retirement Plan Benefits” section on page 47.

Executives are also provided with certain perquisites. The value and types offered vary by executive level.

Executive Share Ownership Guidelines

In support of our goal of aligning executive and shareholder interests, all of our executives must meet minimum share ownership requirements. The required holdings reflect the executive’s compensation and level, and may be satisfied through holdings of common shares, as well as any outstanding DSUs, RSUs, PSUs and DPP units and holdings in our Employee Share Ownership Plan. New executives have three years to meet the share ownership requirements.

During 2009, we conducted a review of our share ownership guidelines. As a result, they have changed to reflect current market practice and maintain alignment with shareholder interests post-retirement:

•	For the President and CEO, the share ownership requirement has increased from 6 times base salary to 7, and the post-retirement shareholding requirement is extended from one year to two

•	The share ownership requirement for Group Heads has increased from 3 times base salary to 4

•	Group Heads and the COO must now continue to meet their shareholding requirement for one year after retirement

The table below summarizes the minimum ownership requirements by level:

EXECUTIVE LEVEL	OWNERSHIP REQUIREMENT
President and CEO	7 times base salary; share ownership requirement extends 2 years into retirement
COO/Group Head (including Scotia Capital Co-CEOs)	4 times base salary; share ownership requirement extends 1 year into retirement
Executive Vice-President	3 times base salary
Senior Vice-President	2 times base salary
Vice-President	1 times base salary
Scotia Capital Senior Leader	2 times base salary
Scotia Capital Managing Director	1 times base salary

All of the NEOs have exceeded the minimum share ownership guidelines, as outlined in the following table:

	SHARE
	OWNERSHIP					OWNERSHIP MULTIPLE OF
	GUIDELINE	SHARE OWNERSHIP OF NEOS AT DECEMBER 31, 2009[1]				SALARY
						BASED ON
		DIRECTLY				DIRECTLY
		HELD	DEFERRED	SHARE	TOTAL	HELD &	BASED ON
	MULTIPLE OF	COMMON	COMPENSATION	UNITS	OWNERSHIP	DEFERRED	TOTAL
NAME	BASE SALARY	SHARES ($)[2]	($)[3]	($)[4]	($)	COMPENSATION	OWNERSHIP
Richard E. Waugh	7	12,480,076	21,193,677	11,674,599	45,348,352	34	45

Luc A. Vanneste	3	1,818,088	2,618,795	2,303,093	6,739,976	10	16

Sarabjit S. Marwah	4	12,597,613	10,684,420	4,264,496	27,546,529	37	44

J. Michael Durland	4	2,637,995	–	5,221,155	7,859,150	8	22

Stephen D. McDonald	4	714,822	–	3,249,213	3,964,035	2	11

1.	Based on the closing price on the TSX of our common shares of $49.22 on December 31, 2009.

2.	Directly held includes Employee Share Ownership Plan (“ESOP”) holdings and common shares.

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3.	Deferred Compensation includes DSUs.

4.	Share Units includes DPP units, PSUs, and RSUs.

Note on Trading Restrictions:
All of our employees, including executive officers, are prohibited from entering into short sales, calls and puts with respect to any of our securities. These restrictions are prohibited under the Bank Act, and are enforced through our compliance programs.

NAMED EXECUTIVE OFFICER COMPENSATION: 2009 UPDATE

2009 Compensation Decisions

This section provides details on the 2009 compensation awarded to our five NEOs – the President and Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executives (based on aggregate compensation excluding pension benefits):

•	Richard E. Waugh, President and CEO

•	Luc A. Vanneste, Executive Vice-President and Chief Financial Officer

•	Sarabjit S. Marwah, Vice Chairman and Chief Operating Officer

•	J. Michael Durland, Group Head, Global Capital Markets & Co-CEO, Scotia Capital

•	Stephen D. McDonald, Group Head, Global Corporate & Investment Banking & Co-CEO, Scotia Capital

The committee made these compensation recommendations, following the review process outlined on pages 30 and 31, to the board for their approval. Incentive awards were finalized in December 2009.

Base Salary
Mr. Marwah’s salary was adjusted effective November 1, 2008 from $550,000 to $625,000 in recognition of his increased responsibilities.

The base salaries of the other NEOs were deemed appropriate relative to the market and no adjustments were made.

Annual Incentive Awards – Management Incentive Plan
In determining individual awards each year, the human resources committee considers:

•	Target MIP award level

•	Individual performance

•	Market position

•	The pool of funds available

Achievements of the three NEOs participating in this plan during 2009 include:

•	Mr. Waugh: his strong and active leadership guided the bank through the turbulence of the past two years. He also played a key role in the IIF’s efforts to establish market best practices in response to the crisis. His ongoing emphasis on our traditional strengths of prudent risk management and expense management was critically important in shielding the bank from the worst effects of the financial crisis. As a result, the bank was recognized by global consulting firm Oliver Wyman as one of the world’s top 10 performing banks – and the only Canadian one – during the worst part of the crisis. At the same time, the long term growth strategy & priorities resulted in a level of profitability (ROE) of 17%, which was the highest in Canada for 2009 and among the highest in the world for 2009

We continued to be recognized as a great place to work in 2009, both within and outside the bank. Overall employee satisfaction, as measured by our annual confidential internal survey, remained at 86%. For the sixth consecutive year the bank was named one of Canada’s 50 best employers by The Globe and Mail Report on Business Magazine, and it was widely recognized as a top employer in many of its international locations. Mr. Waugh’s commitment to strengthening our leadership was recognized when the bank was the only Canadian company named as one of five “companies to watch” in the 2009 Top Companies for Leaders survey by Fortune magazine

•	Mr. Vanneste: under his active leadership as Chief Financial Officer, we maintained our high credit ratings in turbulent times, and with his significant contributions achieved all of our financial performance metrics. Mr. Vanneste played a key control and governance role ensuring that significant decisions were aligned with our strategies and provided returns consistent with our financial objectives. Mr. Vanneste continued to reinforce a strong control culture, and as a result, we had no material weaknesses in internal controls over financial reporting. Also, due to Mr. Vanneste’s leadership of our capital management processes, together with Group Treasury, we maintained our strong capital ratios

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•	Mr. Marwah: he was appointed as Vice Chairman and Chief Operating Officer in 2008 and was actively involved with our strategic planning process and decision making, and providing oversight and direction to many of our support and other functions. Under Mr. Marwah’s leadership, we have consistently maintained an industry leading productivity ratio, including an improvement from 59.4% in 2008 to 53.7% in 2009. Efficiency and expense management – long a bank strength and source of competitive advantage – was reinforced through investments in new technology and several cost saving initiatives. Compliance and regulatory risks also remained well managed. Additionally, Mr. Marwah played an active role in maintaining communications with our shareholders and the broader investment community, and in supporting various community and not-for-profit organizations

The MIP incentive pool for 2009 was funded at 150% (see pages 32 and 33 for details). The 2009 NEO awards were:

				MIP AWARD
			2009 MIP	AS A % OF
NAME	MIP TARGET (%)	MIP TARGET ($)	AWARD ($)	TARGET
Richard E. Waugh	100%	1,000,000	1,500,000	150%

Luc A. Vanneste	60%	255,000	500,000	196%

Sarabjit S. Marwah	70%	437,500	1,100,000	251%

Annual Incentive Awards – Scotia Capital Incentive Plan
In determining individual awards each year, the committee considers:

•	Individual performance

•	Business line performance

•	Market position

•	The pool of funds available

Achievements of the two NEOs participating in this plan during 2009 include:

•	Mr. Durland: under Mr. Durland’s leadership, the Global Capital Markets group achieved record revenues in an uncertain economy, up 73% over 2008. While interest income from trading operations only rose slightly, other income increased 144%, reflecting strong growth in trading revenues in almost every business line. Record revenues were achieved in the fixed income, precious metals and equities businesses. The foreign exchange business generated its second-highest revenues ever. Among other honours, Scotia Capital was recognized by Global Finance magazine as Best Foreign Exchange Bank in Canada for 2009 for the fifth year in a row

•	Mr. McDonald: through Mr. McDonald’s leadership, revenues for the Global Corporate and Investment Banking group increased 123% to record levels despite the turbulent economic climate. Interest income rose 49%, reflecting strong growth in asset volumes and portfolio spreads in all lending markets. Loan origination fees, other income and credit fees increased noticeably, with new issue and advisory fees reaching record levels. Revenues from the Canadian and U.S. lending portfolios were the second-highest ever achieved. Also during the year, Scotia Capital received a number of awards and honours, including being named to Bloomberg’s list of the 20 most successful global investment banks

The SCIP incentive pool funding is described on pages 33 and 34. The 2009 awards to these NEOs were:

		% OF AWARD IN		2009 SCIP AWARD IN
	2009 SCIP TOTAL	EQUITY-BASED	2009 SCIP AWARD IN	EQUITY-BASED
NAME	INCENTIVE ($)	COMPENSATION	CASH ($)	COMPENSATION ($)
J. Michael Durland	8,000,000	50%	4,000,000	4,000,000

Stephen D. McDonald	4,950,000	48%	2,550,000	2,400,000

Mid- and Long-Term Incentive Awards (PSUs and Stock Options)
In determining these awards, the committee considers:

•	Individual annual and sustained performance

•	Retention risk

•	Succession plans

•	Individual potential

•	Market position

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The following table summarizes the mid-term (PSU) and long-term (stock option) incentive awards made December 11, 2009 for each NEO. The awards for Mr. Durland and Mr. McDonald reflect the amount delivered in equity-based compensation from their SCIP awards.

	PERFORMANCE SHARE UNITS		STOCK OPTIONS
NAME	# OF PSUs	PSU VALUE ($)	# OF STOCK OPTIONS	STOCK OPTION VALUE ($)
Richard E. Waugh	74,028	3,600,000	376,964	3,600,000

Luc A. Vanneste	13,366	650,000	68,064	650,000

Sarabjit S. Marwah	26,218	1,275,000	133,508	1,275,000

J. Michael Durland	41,127	2,000,000	209,424	2,000,000

Stephen D. McDonald	24,676	1,200,000	125,656	1,200,000

1.	The PSU amounts shown were valued at $48.63 as of the grant date.

2.	The stock option amounts shown represent the expected compensation value of options granted. The values have been calculated using a grant price of $47.75 and a compensation Black-Scholes value of 20%.

Link to Business Performance
The following graph compares the aggregate compensation earned by the President and CEO over the period of 2005 to 2009 to:

•	The bank’s total shareholder return over the last five years ending October 30, 2009, assuming $100 invested in our common shares on October 29, 2004

•	The total shareholder return of a peer group of banks and insurance companies (Bank of Montreal, CIBC, Manulife Financial, Power Financial Corp., Royal Bank of Canada, Sun Life Financial, TD Bank) and the S&P/TSX Composite Index

The graph demonstrates that the trend in compensation earned by the President and CEO appropriately reflects the bank’s business performance and returns to shareholders. The trend in compensation is similar for other NEOs; however, we have only included the President and CEO in the comparison given the changes to both the population and levels of the NEOs over the past five years.

NOTE: For the purposes of this graph, “aggregate compensation” is defined as base salary and annual incentive earned, plus the value of any stock option exercises or mid-term incentive payments, plus the change in value of outstanding equity-based compensation awards. Equity compensation is valued as of December 31 for each calendar year, and we include the incentive awards paid and/or granted after the end of the fiscal year to reflect decisions made during the compensation reviews. The values exclude equity compensation awards granted to Mr. Waugh prior to becoming President and CEO. The “shareholder return” values assume all dividends are reinvested.

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SUMMARY COMPENSATION TABLE

The following table summarizes total compensation earned in the fiscal year 2009 by the NEOs. Note that we report the shares and options awarded after the end of the fiscal year to reflect decisions made during the 2009 compensation review, rather than awards granted at the outset of fiscal 2009 from the 2008 compensation review. We have voluntarily provided previously disclosed information from 2008 and 2007 for Mr. Waugh, Mr. Vanneste and Mr. Marwah. We have not included historic information for Mr. Durland or Mr. McDonald as they were not NEOs previously.

					ANNUAL
					INCENTIVE
					PLAN	TOTAL
		FISCAL	SHARE	OPTION	COMPEN-	DIRECT	PENSION	ALL OTHER	TOTAL
		SALARY	AWARDS[1]	AWARDS[2]	SATION[3]	COMPENSATION[5]	VALUE[6]	COMPENSATION[7]	COMPENSATION
NAME AND PRINCIPAL POSITION	YEAR	($)	($)	($)	($)	($)	($)	($)	($)
Richard E. Waugh	2009	1,000,000	3,600,000	3,600,000	1,500,000	9,700,000	157,000	73,730	9,930,730
President and Chief Executive	2008	1,000,000	3,010,000	3,010,000	500,000	7,520,000	(1,173,000)	88,698	6,435,698
Officer	2007	1,000,000	3,400,000	3,400,000	1,600,000	9,400,000	(203,000)	16,196	9,213,196

Luc A. Vanneste	2009	425,000	650,000	650,000	500,000	2,225,000	103,000	989	2,328,989
Executive Vice-President	2008	425,000	650,000	650,000	250,000	1,975,000	227,000	897	2,202,897
and Chief Financial Officer	2007	400,000	650,000	650,000	575,000	2,275,000	131,000	897	2,406,897

Sarabjit S. Marwah	2009	625,000	1,275,000	1,275,000	1,100,000	4,275,000	1,819,000	1,196	6,095,196
Vice Chairman and	2008	550,000	1,175,000	1,175,000	350,000	3,250,000	(64,000)	1,196	3,187,196
Chief Operating Officer	2007	550,000	1,175,000	1,175,000	800,000	3,700,000	417,000	1,196	4,118,196

J. Michael Durland	2009	350,000	2,000,000	2,000,000	4,000,000	8,350,000	–	–	8,350,000
Group Head, Global Capital Markets and Co-CEO, Scotia Capital

Stephen D. McDonald	2009	350,000	1,200,000	1,200,000	2,550,000	5,300,000	–	897	5,300,897
Group Head, Global Corporate & Investment Banking and Co-CEO, Scotia Capital

1.	The amounts shown for 2009 represent awards made under the PSU plan on December 11, 2009, valued at $48.63 as of the grant date. The amounts shown for 2008 represent awards made under the PSU plan on December 5, 2008, valued at $35.16 as of the grant date. The amounts shown for 2007 represent awards made under the PSU plan on December 11, 2007, valued at $51.11 as of the grant date. As described in the “Performance Share Unit (PSU) Plan” section on page 35, 100% of the awards made under the PSU plan are subject to performance criteria.

2.	For compensation purposes, the amounts shown for 2009 are based on the fair value on the grant date and have been calculated using the Black-Scholes option valuation model. The Black-Scholes option value is determined using the expected life of the options, share price volatility, dividend yield, and the risk-free interest rate. The compensation Black-Scholes value reflects the full 10 year life of the options. For awards granted on December 11, 2009, the compensation fair value was 20% of the grant price ($47.75).

The grant date fair value determined for compensation will differ from the accounting fair value disclosed in our financial statements. In accordance with Canadian Generally Accepted Accounting Principles (Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants), an expected life of 6.5 years was used as an assumption to calculate the accounting fair value using the Black-Scholes option valuation model. The accounting fair value used for Named Executive Officer grants for the December 11, 2009 grant was 17.9% of the grant price.

For compensation purposes, amounts shown for 2008 represent the expected compensation value of options granted on December 5, 2008, and have been calculated using the following grant price and Black-Scholes factor: $33.89 and 20%. The amounts shown for 2007 represent the expected compensation value of options granted on December 11, 2007, and have been calculated using the following grant price and Black-Scholes factor: $52.57 and 24%. The option grant compensation values for 2008 and 2007 reflect the full 10 year life of the options as well as assumptions for volatility, risk-free interest rate and dividend yield.

Prior to December 2009, we granted stock options with tandem SARs attached, which have an accounting value of zero at the time of grant in accordance with Canadian Generally Accepted Accounting Principles. For additional information regarding the accounting for tandem SARs, refer to Note 17 of our 2009 Consolidated Financial Statements.

3.	The amounts shown represent the Annual Non-Equity Incentive Plan Compensation earned by the NEOs.

In lieu of payment, Mr. Waugh, Mr. Vanneste, and Mr. Marwah were eligible to defer a percentage of their Management Incentive Plan (MIP) bonus and instead receive DSUs under the DSU Plan. The following table summarizes the voluntary deferrals made, if any, as well as the number of DSU Plan units received based on the share price noted.

  Scotiabank 42

Deferral of MIP Bonus under DSU Plan

	2009		2008		2007
NAME	% DEFERRED	# DSUs	% DEFERRED	# DSUs	% DEFERRED	# DSUs
Richard E. Waugh	100%	38,431.98	100%	9,403.80	100%	31,936.13

Luc A. Vanneste	100%	12,810.66	100%	4,701.90	100%	11,477.05

Sarabjit S. Marwah	100%	28,183.45	100%	6,582.66	100%	15,968.06

The share prices in effect as at the annual notification date were $39.03 for 2009, $53.17 for 2008, and $50.10 for 2007.

4.	The Bank does not provide any Long Term Non-Equity Incentive Plan Compensation to any of the NEOs.

5.	The amounts shown in this column represent the sum of Fiscal Salary, Share Awards, Option Awards, and Annual Incentive Plan Compensation.

6.	The Pension Values represent the Compensatory Costs as described in the defined benefits pension plan table on page 48.

7.	The amounts in this column represent perquisites and other taxable benefits. The aggregate value of perquisites and other taxable benefits for Mr. Vanneste, Mr. Marwah, Mr. Durland, and Mr. McDonald are not disclosed as they are less than $50,000 and 10% of their total salary for fiscal 2009.

The amounts shown for Mr. Vanneste, Mr. Marwah, and Mr. McDonald represent the bank’s contribution to ESOP to a maximum of $1,200 per year. These NEOs participate in this plan on the exact same basis as all of our other employees. Under this plan, employees can purchase our common shares up to specified limits and the bank contributes an additional 50% to the purchase.

The amount shown for Mr. Waugh represents the bank’s contribution to ESOP and the value of perquisites and other taxable benefits, including $48,124 for tax and estate planning.

The amounts in this column do not include the value of any dividend equivalents earned on share-based compensation awards, as dividends are factored into the fair value calculation at the time of grant.

INCENTIVE AWARD DETAILS

Outstanding Share and Option Awards at December 31, 2009

The following table summarizes outstanding share and option awards as at December 31, 2009 for the NEOs. Note that:

•	We have included the share and option awards made in December following the end of our 2009 fiscal year (October 31, 2009)

•	The value of the unexercised in-the-money options is equal to:
Closing price of our common shares on December 31, 2009 ($49.22) minus the exercise price of the option awards multiplied by the number of outstanding options

•	The value of the share awards that have not vested is equal to:
Closing price of our common shares on December 31, 2009 ($49.22) multiplied by the number of share units outstanding

•	PSUs have been valued for this purpose using the target performance factor (100%); however, the number of PSUs that may vest can range between 0% to 150% of target for awards granted in 2007, and 50% to 150% for awards granted in 2008 and 2009

  Scotiabank 43

		OPTION AWARDS				SHARE AWARDS
		NUMBER OF						MARKET
		SECURITIES			VALUE OF		NUMBER OF	VALUE OF
		UNDERLYING	OPTION		UNEXERCISED		SHARE UNITS	AWARDS THAT
		UNEXERCISED	EXERCISE	OPTION	IN-THE-MONEY		THAT HAVE	HAVE NOT
		OPTIONS	PRICE	EXPIRATION	OPTIONS		NOT VESTED	VESTED
NAME	GRANT DATE	(#)	($)	DATE	($)	PLAN	(#)	($)
Richard E. Waugh	1/19/2001	245,244	21.025	1/19/2011	6,914,655
	12/10/2001	233,400	24.675	12/10/2011	5,728,803
	12/06/2002	205,944	24.40	12/06/2012	5,111,530
	12/05/2003	257,552	31.45	12/05/2013	4,576,699
	12/03/2004	230,768	39.00	12/03/2014	2,358,449
	12/02/2005	224,788	46.02	12/02/2015	719,322
	12/13/2006	232,988	52.00	12/13/2016	0
	12/11/2007	269,480	52.57	12/11/2017	0	PSU	73,036	3,594,847
	12/05/2008	444,084	33.89	12/05/2018	6,807,808	PSU	90,127	4,436,075
	12/11/2009	376,964	47.75	12/11/2019	554,137	PSU	74,028	3,643,677

Total – Waugh		2,721,212			32,771,403		237,191	11,674,599

Luc A. Vanneste	12/10/2001	42,920	24.675	12/10/2011	1,053,471
	12/06/2002	17,174	24.40	12/06/2012	426,259
	12/05/2003	23,053	31.45	12/05/2013	409,652
	12/03/2004	25,000	39.00	12/03/2014	255,500
	12/02/2005	30,872	46.02	12/02/2015	98,790
	12/13/2006	44,380	52.00	12/13/2016	0
	12/11/2007	51,520	52.57	12/11/2017	0	PSU	13,963	687,250
	12/05/2008	95,900	33.89	12/05/2018	1,470,147	PSU	19,463	957,957
	12/11/2009	68,064	47.75	12/11/2019	100,054	PSU	13,366	657,886

Total – Vanneste		398,883			3,813,873		46,792	2,303,093

Sarabjit S. Marwah	1/19/2001	105,244	21.025	1/19/2011	2,967,355
	12/10/2001	87,400	24.675	12/10/2011	2,145,233
	12/06/2002	102,870	24.40	12/06/2012	2,553,233
	12/05/2003	71,544	31.45	12/05/2013	1,271,337
	12/03/2004	57,692	39.00	12/03/2014	589,612
	12/02/2005	67,436	46.02	12/02/2015	215,795
	12/13/2006	81,360	52.00	12/13/2016	0
	12/11/2007	93,128	52.57	12/11/2017	0	PSU	25,240	1,242,337
	12/05/2008	173,356	33.89	12/05/2018	2,657,547	PSU	35,183	1,731,691
	12/11/2009	133,508	47.75	12/11/2019	196,257	PSU	26,218	1,290,469

Total – Marwah		973,538			12,596,369		86,641	4,264,497

J. Michael Durland	12/11/2007					DPP	20,037	986,221
	12/05/2008	221,304	33.89	12/05/2018	3,392,590	PSU	44,914	2,210,669
	12/11/2009	209,424	47.75	12/11/2019	307,853	PSU	41,127	2,024,265

Total – Durland		430,728			3,700,443		106,078	5,221,155

Stephen D. McDonald	12/03/2004	9,368 [1]	39.00	12/03/2014	95,741
	12/02/2005	35,404	46.02	12/02/2015	113,293
	12/13/2005	44,252	46.02	12/13/2015	141,606
	12/13/2006	98,004	52.00	12/13/2016	0
	12/11/2007	105,020	52.57	12/11/2017	0	DPP	8,401	413,497
	12/05/2008	162,288	33.89	12/05/2018	2,487,875	PSU	32,937	1,621,157
	12/11/2009	125,656	47.75	12/11/2019	184,714	PSU	24,676	1,214,559

Total – McDonald		579,992			3,023,229		66,014	3,249,213

1.	Represents stand-alone stock appreciation rights.

Value Vested or Earned During the Year

The following table indicates for each NEO:

•	The aggregate value that would have been realized upon vesting of stock options during 2009 if the options had been exercised on the vesting date

•	The value of share awards received upon vesting during 2009

•	The annual incentive compensation awards earned for 2009

We report the option-based and share-based awards most recently vested, rather than those 12 months in arrears.

  Scotiabank 44

	COLUMN 1	COLUMN 2	COLUMN 3
			ANNUAL INCENTIVE
	OPTION-BASED AWARDS –	SHARE-BASED AWARDS –	COMPENSATION –
	VALUE VESTED DURING THE YEAR	VALUE VESTED DURING THE YEAR	VALUE EARNED DURING THE YEAR
NAME	($)	($)	($)
Richard E. Waugh	1,821,927	3,171,597	1,500,000

Luc A. Vanneste	378,690	604,114	500,000

Sarabjit S. Marwah	694,259	1,107,542	1,100,000

J. Michael Durland	814,399	2,030,835	4,000,000

Stephen D. McDonald	650,125	802,502	2,550,000

Column 1 Detail – Value Vested of Option-Based Awards
The following table summarizes the value of options that vested during 2009 for each NEO – that is, the number of options that vested multiplied by the difference between the option exercise price and the closing share price on the vesting date. For further details on the option plan, please refer to pages 36 and 37.

						OPTION-BASED
						AWARDS-
						VALUE VESTED
			OPTIONS	OPTION	SHARE PRICE ON	DURING THE
			VESTING	EXERCISE PRICE	VESTING DATE	YEAR
NAME	GRANT DATE	VESTING DATE	(#)	($)	($)	($)
Richard E. Waugh	12/02/2005	12/02/2009	56,197	46.02	49.36	187,698
	12/13/2006	12/13/2009	58,247	52.00	48.13[1]	–
	12/11/2007	12/11/2009	67,370	52.57	47.51	–
	12/05/2008	12/05/2009	111,021	33.89	48.61[2]	1,634,229

Luc A. Vanneste	12/02/2005	12/02/2009	7,718	46.02	49.36	25,778
	12/13/2006	12/13/2009	11,095	52.00	48.13[1]	–
	12/11/2007	12/11/2009	12,880	52.57	47.51	–
	12/05/2008	12/05/2009	23,975	33.89	48.61[2]	352,912

Sarabjit S. Marwah	12/02/2005	12/02/2009	16,859	46.02	49.36	56,309
	12/13/2006	12/13/2009	20,340	52.00	48.13[1]	–
	12/11/2007	12/11/2009	23,282	52.57	47.51	–
	12/05/2008	12/05/2009	43,339	33.89	48.61[2]	637,950

J. Michael Durland	12/05/2008	12/05/2009	55,326	33.89	48.61[2]	814,399

Stephen D. McDonald	12/02/2005	12/02/2009	8,851	46.02	49.36	29,562
	12/13/2005	12/13/2009	11,063	46.02	48.13[1]	23,343
	12/13/2006	12/13/2009	24,501	52.00	48.13[1]	–
	12/11/2007	12/11/2009	26,255	52.57	47.51	–
	12/05/2008	12/05/2009	40,572	33.89	48.61[2]	597,220

1.	Represents the closing price from December 14, 2009, which was the first trading date following the vesting date (December 13, 2009) as this was a non-trading date.

2.	Represents the closing price from December 7, 2009, which was the first trading date following the vesting date (December 5, 2009) as this was a non-trading date.

Column 2 Detail – Value Vested of Share Awards
The following table summarizes the share award payments made during 2009 for each NEO:

•	For time-based PSUs and DPP units the value received upon vesting is equal to the number of units vested multiplied by the vesting price

•	For performance-based PSUs the value received upon vesting is equal to the number of units vested multiplied by the performance factor multiplied by the vesting price

  Scotiabank 45

•	The vesting price for PSUs and DPP units is based on the closing price of our common shares on the TSX on December 10, 2009

For further details on the PSU and DPP plans, see pages 35 and 36.

				SHARE			VALUE
				AWARDS			RECEIVED
				VESTED	PERFORMANCE	VESTING PRICE	UPON VESTING
NAME	PLAN	GRANT DATE	VESTING DATE	(#)	FACTOR	($)	($)
Richard E. Waugh	PSU	12/13/2006	11/30/2009	34,389	0.94	47.54	1,536,753
	Time- Based	12/13/2006	11/30/2009	34,389	–	47.54	1,634,844
	PSU

Luc A. Vanneste	PSU	12/13/2006	11/30/2009	6,550	0.94	47.54	292,715
	Time- Based	12/13/2006	11/30/2009	6,550	–	47.54	311,399
	PSU

Sarabjit S. Marwah	PSU	12/13/2006	11/30/2009	12,009	0.94	47.54	536,644
	Time- Based	12/13/2006	11/30/2009	12,009	–	47.54	570,898
	PSU

J. Michael Durland	DPP	12/13/2006	11/30/2009	20,566	–	47.54	977,715
	DPP	12/11/2007	11/30/2009	22,152	–	47.54	1,053,120

Stephen D. McDonald	DPP	12/13/2006	11/30/2009	7,592	–	47.54	360,906
	DPP	12/11/2007	11/30/2009	9,289	–	47.54	441,596

Note on the PSU Performance Factor:

For performance-based PSU awards granted in 2006, the final performance factor was 0.94 of target based on an equal weighting of the following performance measures:

•	50% is based on our 3-year average ROE relative to annual pre-determined targets. Depending on actual achievement, the ROE performance factor can range from 0 to 1.5. For the performance period, ROE was measured as follows:

YEAR	ROE TARGET	ROE RESULTS
2009	16% – 20%	17.2%[1]
2008	20% – 23%	16.7%
2007	20% – 23%	23.0%[1]

1.	Adjusted to reflect accounting standards in place when target was set

The performance factors for ROE were 1.35 in 2007, 0 in 2008, and 1.31 in 2009, resulting in an average ROE performance factor of 0.89.

•	50% is based on our TSR versus eight comparators consisting of the Bank of Montreal, the Royal Bank of Canada, CIBC, TD Bank, Manulife Financial, Sun Life Financial, and Power Financial Corp., and the S&P/TSX Composite Index. For the performance period, the relative TSR was measured as follows:

TSR PERFORMANCE	FACTOR
7th – 9th	0x
4th – 6th	0.5x
3rd	1.0x
2nd	1.25x
1st	1.5x

We ranked 3rd among the comparators, resulting in a performance factor for relative TSR of 1.0.

  Scotiabank 46

Column 3 Detail – Annual Incentive Compensation
See page 40.

RETIREMENT PLAN BENEFITS

All bank executives have the option of participating in the Scotiabank Pension Plan on either a contributory or non-contributory basis. Key points about this defined benefit plan:

•	The annual pension accrued is equal to 2.0% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the contributory option

•	The annual pension accrued is equal to 1.5% of the highest average five-year compensation for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan, for participants who have selected the non-contributory option

•	Annual pension benefits are capped at $2,444 per year of service for executives retiring in 2009, the maximum pension limit under the Income Tax Act

•	The retirement pension is paid for life

•	If the retiree predeceases his or her spouse, the surviving spouse receives 60% of the executive’s pension for life

We have entered into individual retirement agreements to provide non-registered, unfunded supplemental pensions to executives at the level of Group Head or EVP or above, including certain NEOs. The portion of incentive compensation recognized in the pension calculation under these individual retirement agreements is generally capped at 100% of target bonus, with two exceptions (for Mr. Waugh and Mr. Marwah) which we believe have an implicit cap as noted below. The board has committed that the legacy retirement agreements for Mr. Waugh and Mr. Marwah will not be offered to any other executive, new or current. Early retirement pensions are paid if the executive retires within five years of normal retirement, or on or after age 55 with at least 10 years of service. The amount is reduced to reflect the longer payment period.

NEO	RETIREMENT BENEFITS
Luc A. Vanneste
•   Entitled to the same formula as the Scotiabank Pension plan, but with total retirement benefits from all bank sources capped at 70% of highest average five-year compensation (as for all Group Heads and EVPs)

• Compensation includes actual bonus or target bonus – whichever is the lower amount

•   As a mid-career hire Mr. Vanneste’s pension arrangement was negotiated upon hire. An additional year of pension service will be credited for every two years of actual service with the bank to recognize the opportunity he forfeited from his former employer

J. Michael Durland	• Participated for five years in the Scotiabank Pension Plan, but is not currently accruing pension benefits
• Entitled to a frozen pension from the plan equal to the maximum pension allowed under a registered pension plan under the Income Tax Act

Stephen D. McDonald
•   Entitled to a frozen pension under the Scotiabank Pension Plan – United States, from two years service there, which provides a pension up to the maximum allowed for qualified plans in the United States

• Not currently accruing benefits in the bank’s pension plan

Richard E. Waugh	• Covered by legacy retirement agreements not offered to new or other current executives
Sarabjit S. Marwah	• Annual pension paid at normal retirement from all sources combined is 70% of the sum of the final base salary plus the average bonus over the highest consecutive five years of bonus payout

•   Both Mr. Waugh and Mr. Marwah will have in excess of 35 years of service at their normal retirement date. Accordingly, the 70% formula translates into an annual pension calculated as 2.0% (or lower) of the highest average compensation for each year of service

•   Although there is no limit on the amount of compensation recognized in the pension calculations, we believe that the compensation structure for both Mr. Waugh and Mr. Marwah operates as an implicit cap. The compensation mix for both NEOs is more heavily weighted towards equity-based compensation compared to the peer group. This has resulted in a lower base salary and lower bonus payments, translating into a lower pension than would otherwise be payable. As well, the low incentive payment in 2008 will limit the future growth opportunity in their pension

• Additional payment of 30% of final base salary paid in the first year of retirement

  Scotiabank 47

Plan Obligations for NEOs

The following table summarizes the defined benefit pension plan obligations for each NEO as at October 31, 2009.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. As the assumptions reflect our best estimate of future events, the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

		ANNUAL BENEFITS
		PAYABLE ($)
	NUMBER			ACCRUED			ACCRUED
	OF YEARS			OBLIGATION AT		NON-	OBLIGATION
	CREDITED	AT YEAR		START OF YEAR	COMPENSATORY	COMPENSATORY	AT YEAR END
NAME	SERVICE (#)	END	AT AGE 65	($)	CHANGE ($)	CHANGE ($)	($)
Richard E. Waugh	39	1,750,000	1,750,000	18,943,000	157,000	569,000	19,669,000

Luc A. Vanneste	15	190,000	339,000	1,678,000	103,000	13,000	1,794,000

Sarabjit S. Marwah	31	935,000	935,000	8,053,000	1,819,000	142,000	10,014,000

J. Michael Durland	5	11,000	11,000	39,000	0	(1,000)	38,000

Stephen D. McDonald	2	7,000	7,000	46,000	0	20,000	66,000

1.	The credited service for Mr. Vanneste includes 5 years of additional service provided in accordance with the terms of Mr. Vanneste’s agreement as described above.

2.	The amounts for Mr. McDonald have been converted into Canadian dollars from U.S. dollars using the average exchange rate for fiscal 2009, which was Cdn $1.1693 per US$1.

3.	The benefits payable at year end, as shown above, do not include any reduction that may apply if a NEO retires prior to his normal retirement age. For Mr. Waugh and Mr. Marwah, the Annual Benefits Payable shown above do not include the additional amount paid in the first year of retirement.

4.	The Accrued Obligation represents the value of the projected pension benefits from all pension plans, earned for all service to date.

5.	The Compensatory Change includes the annual service costs as well as other compensatory changes. The annual service cost reflects the value of the projected pension benefits earned during the year. Other compensatory changes represent the change in the Accrued Obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes, including additional credited service accruing during the year.

6.	The Non-Compensatory Change amount represents the change in the Accrued Obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the Accrued Obligation at the start of the year and any employee contributions.

7.	The estimated Accrued Obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our Canadian pension plans as disclosed in Notes 1 and 19 to the 2009 Consolidated Financial Statements. The key assumptions include a discount rate of 6.4% per year to calculate the Accrued Obligation at start of year and the Annual Service Cost, a discount rate of 6.8% to calculate the Accrued Obligation at year end and a rate of increase in future compensation of 4.25% per year.

8.	All of the NEOs are vested in their supplemental pensions.

9.	The estimated Accrued Obligation values assume that the NEOs retire at normal retirement age. An assumption of immediate retirement would not have a significant impact on these amounts, due to the early retirement reduction that would apply to reflect the longer payment period.

TERMINATION OF EMPLOYMENT: IMPACT ON COMPENSATION

In contrast to many financial institutions, we do not have any change-of-control or termination without cause employment agreements with our NEOs. Aside from commitments required by law, there are no other commitments to pay severance.

Change of Control

While we have not entered into any individual change-of-control agreements, our equity-based compensation plans and executive pension arrangements do address the conditions for vesting of benefits under these circumstances. We define a change of control as:

•	An acquisition of more than 20% of our voting shares

•	A majority change in our board members

•	Any transaction whereby one or more entities acquires more than 50% of our assets, or

•	A merger between us and one or more entities to form another legal entity

The change of control provisions contained in our compensation plans are “double-trigger” – which means they take effect only when a change of control is followed by termination of employment without cause. Under the PSU, RSU, Stock

  Scotiabank 48

Option Plan and executive pension arrangements, if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause, vesting accelerates.

Compensation Treatment by Termination Scenario

The following table summarizes the treatment of NEO compensation under various termination scenarios:

			TERMINATION	TERMINATION
COMPENSATION ELEMENT	RESIGNATION	RETIREMENT[1]	WITHOUT CAUSE	WITH CAUSE	CHANGE OF CONTROL
Salary[2]	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases

Annual Incentive[2]	Award forfeited	Receive prorated award based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

RSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date

PSUs	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Unvested units vest on the earlier of normal vesting date or the termination date. Executive is entitled to payment of vested units based on a performance factor of 1

Scotia Capital DPP units	If a participant resigns to join a competitor, unvested units expire and vested units remain payable. If a participant resigns but does not join a competitor, all units continue to vest as per normal schedule	If a participant retires to join a competitor, unvested units expire and vested units remain payable. If a participant retires but does not join a competitor, all units continue to vest as per normal schedule	Continue to vest as per normal schedule	Upon date of termination unvested units expire and vested units remain payable in accordance with plan rules	Continue to vest as per normal schedule

Stock Options	All vested and unvested options immediately expire and are forfeited on the termination date	Continue to vest as per normal schedule and are exercisable within 5 years of retirement effective date or by original expiration date, whichever is earlier	Unvested options immediately expire and vested options continue to be exercisable for 3 months from termination date	All vested and unvested options immediately expire and are forfeited on the termination date	Vest immediately and become exercisable

DSUs	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases	Redeemable until the end of the calendar year following the year in which employment ceases

Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension

Perquisites	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease	Perquisites cease

  Scotiabank 49

1.	An executive may qualify for retirement under our equity plans, at the earlier of: 1) age 55 or older with 10 years of service, or 2) within 5 years of their normal retirement date. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For Scotia Capital participants only, the definition of retirement under the PSU plan is age 45 with 10 years of service.

2.	The treatment of base salary and annual incentive does not reflect any amounts that may be considered under common and civil law.

Estimated Payments for NEOs upon Termination of Employment

The table below outlines the estimated additional benefits to which each of our NEOs would be entitled if employment ceased on October 31, 2009. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2009) that vest or will become vested as a result of the termination circumstance. These values are based on a share price of $45.25, being the closing price of our common shares on October 31, 2009. Under no circumstances will any compensation be grossed-up to cover the impact of income taxes.

The actual amounts that a NEO would receive upon termination of employment can only be determined at the time of termination. Many factors could affect the nature and amount of such benefits and the actual amounts may be higher or lower than the amounts provided below.

		ESTIMATED INCREMENTAL VALUE ON TERMINATION AS OF OCTOBER 31, 2009
	COMPENSATION			TERMINATION	TERMINATION	CHANGE OF
NAME	COMPONENT	RESIGNATION	RETIREMENT	WITHOUT CAUSE	WITH CAUSE	CONTROL
Richard E. Waugh	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire-	15,540,143	10,495,348	–	15,540,143
	Pension[3]:	see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		15,540,143	10,495,348	–	15,540,143

Luc A. Vanneste	Salary & Annual Incentives[1]:	–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire-	3,194,729	2,105,305	–	3,194,729
	Pension[3]:	see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		3,194,729	2,105,305	–	3,194,729

Sarabjit S. Marwah	Salary & Annual Incentives[1]:		–	–	–	–
	Equity-Based Incentives[2]:	Eligible to retire-	5,790,267	3,820,943	–	5,790,267
	Pension[3]:	see Retirement	–	–	–	–
	Perquisites:		–	–	–	–

	Total:		5,790,267	3,820,943	–	5,790,267

J. Michael Durland	Salary & Annual Incentives[1]:	–		–	–	–
	Equity-Based Incentives[2]:	5,353,698[4]	Not eligible to	4,872,044	–	7,386,058
	Pension[3]:	–	retire	–	–	–
	Perquisites:	–		–	–	–

	Total:	5,353,698	–	4,872,044	–	7,386,058

Stephen D. McDonald	Salary & Annual Incentives[1]:	–	–	–	–
	Equity-Based Incentives[2]:	1,143,991[5]	Not eligible to	2,634,388	–	4,477,980
	Pension[3]:	–	retire	–	–	–
	Perquisites:	–		–	–	–

	Total:	1,143,991		2,634,388	–	4,477,980

1.	The base salary and annual incentive figures do not reflect any amounts that may be considered under common and civil law.

2.	PSUs have been valued assuming a performance factor at target (i.e., 1.0), and may not reflect the actual payouts under the PSU plan.

3.	Represents the additional pension amount payable beyond the accrued pension obligation as of October 31, 2009. Mr. Durland and Mr. McDonald are not currently accruing pension benefits.

4.	Assumes Mr. Durland resigns but does not join a competitor. In addition to the treatment upon resignation under the DPP plan, Mr. Durland’s stock options granted in 2008, 2009, and 2010 will continue to vest and be exercisable for a period of up to five years should he resign and not engage with a competitor for two and a half years following his resignation.

5.	Assumes Mr. McDonald resigns but does not join a competitor.

  Scotiabank 50

OTHER 2009 UPDATES

Cost of Management Ratio (“COMR”)

Like other major Canadian financial institutions, we use a consistent standard for COMR calculations and reporting to ensure that our disclosure is transparent and of value to readers. We divide aggregate compensation awarded to our NEOs for each of the last three years by Net Income After Taxes (“NIAT”) to determine the percentage.

	AGGREGATE TOTAL	NET INCOME	COMPENSATION AS
	COMPENSATION	AFTER TAXES	A % OF NIAT
YEAR	($000S)	($000S)	(COMR)
2009	32,006	3,547,000	0.90%

2008	16,262	3,140,000	0.52%

2007	22,714	4,045,000	0.56%

1.	Aggregate total compensation for each year consists of salary, annual incentive, the grant value of PSUs, the compensation value of stock options on grant date, the compensatory portion of the change in the accrued pension obligation in the year, and all other compensation as reported above in the Summary Compensation Table on page 42.

2.	NIAT represents net income as reported in the Consolidated Statement of Income in the 2009, 2008, and 2007 Consolidated Financial Statements.

Note: A significant portion of the increase in aggregate total compensation from 2008 to 2009 results from a change in the NEO list.

NEOs – 2009	NEOs – 2007-2008
Richard E. Waugh	Richard E. Waugh

Luc A. Vanneste	Luc A. Vanneste

Sarabjit S. Marwah	Sarabjit S. Marwah

J. Michael Durland	Robert L. Brooks

Stephen D. McDonald	Brian J. Porter

Securities Authorized for Issuance under Equity Compensation Plans as at February 1, 2010

				SECURITIES REMAINING
				FOR FUTURE		SECURITIES TO BE ISSUED UPON
	SECURITIES TO BE ISSUED			ISSUANCE UNDER EQUITY		EXERCISE PLUS AVAILABLE FOR
	UPON EXERCISE			COMPENSATION PLANS		ISSUANCE
EQUITY		% OF	WEIGHTED		% OF		% OF
COMPENSATION		OUTSTANDING	AVERAGE		OUTSTANDING		OUTSTANDING
PLANS[1]	#	COMMON	PRICE	#	COMMON	#	COMMON
Stock Option Plan	25,914,970	2.52%	36.46	11,049,089	1.07%	36,964,059	3.59%

Director Stock Option Plan[2]	140,000	0.01%	23.00	518,000	0.05%	658,000	0.06%

Total	26,054,970[3]	2.53%	36.38[4]	11,567,089[5]	1.12%	37,622,059	3.65%

1.	We do not have any equity compensation plans that are not approved by shareholders.

2.	Effective October 28, 2003, we discontinued granting stock options to directors.

3.	Number as at October 31, 2009 was 23,029,206.

4.	Weighted-average price as at October 31, 2009 was $33.83.

5.	Number as at October 31, 2009 was 15,326,200.

In fiscal 2009, the exercise of options under the Stock Option Plan resulted in the issuance of 3,646,978 common shares, representing 0.36% of our outstanding common shares at the fiscal year-end (on a non-diluted basis).

In fiscal 2009, the exercise of options under the Director Stock Option Plan resulted in the issuance of 4,000 common shares.

For more information, refer to Note 17 of the 2009 Consolidated Financial Statements.

  Scotiabank 51

 OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the aggregate indebtedness of directors, executives and employees of the bank and its subsidiaries (current and former) outstanding at January 6, 2010 to the bank and its subsidiaries. The amounts exclude routine indebtedness (See note 6 below).

Aggregate Indebtedness ($)

	TO THE BANK OR
PURPOSE	ITS SUBSIDIARIES	TO ANOTHER ENTITY
Share Purchases	–	–
Other	128,193,159	–

The following table shows the outstanding amounts that directors and executive officers borrowed from the bank or its subsidiaries in order to buy securities of the bank and for other purposes. The amounts also exclude routine indebtedness. Executive officers are the senior officers of the bank in charge of principal business units, division or function and/or performing a policy-making function for the bank.

		LARGEST AMOUNT		FINANCIAL ASSISTED
		OUTSTANDING		SECURITIES
		DURING THE		PURCHASES DURING
		FINANCIAL YEAR	AMOUNT	THE FINANCIAL YEAR
		ENDED	OUTSTANDING AS AT	ENDED
	INVOLVEMENT	OCTOBER 31, 2009	JANUARY 6, 2010	OCTOBER 31, 2009
NAME AND PRINCIPAL POSITION	OF ISSUER	($)	($)	(#)
Securities Purchase Program
–	–	–	–	–

Other Programs
Group Head/Executive Vice-President
Robert H. Pitfield	Lender	1,374,690	1,308,865	–
Robin S. Hibberd	Lender	1,913,930	737,928	–

1.	Effective March 1, 2001, the bank discontinued its reduced rate loan program available to employees and executives in Canada. Prior to March 1, 2001, the bank had a general loan policy which enabled executives and employees of the bank and its subsidiaries to borrow funds in order to buy securities of the bank. These were demand note loans with an interest rate linked to the dividend yield on common shares of the bank with a minimum rate of 4% for common shares or linked to 70% of the prime rate for preferred shares. Loans were subject to a maximum term of 10 years and one times salary limit. Securities purchased with the loan proceeds, sufficient with respect to loan balances, are held in safekeeping until such time as the loan is repaid. Any loans granted prior to March 1, 2001, are grandfathered until maturity. For mortgages, this grandfathering period will be extended until the next maturity of the current term of the mortgage. Employees now qualify for Retail Lending products available to customers based on the best customer rate. In some of the bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to executives and employees of those foreign units at reduced rates or on preferred terms.

For information purposes only, the following policies were in effect for those loans granted prior to March 1, 2001, and which continue to be outstanding:

•	Eligibility for preferred rate loans was subject to satisfactory performance and customer lending criteria being met (including collateral). Preferred rate loans were subject to assessment of a taxable benefit on the difference between the preferred rate and the deemed rate in accordance with applicable tax legislation

•	Interest rates on the loans varied, depending on the purpose. The best rate available to management employees for consumer loans was half the bank’s prime rate, with a minimum of 4%, or prime if less, for a maximum term of five years subject to a one times salary limit

•	Management employees were eligible for house loans to assist with the purchase of a principal residence. The house policy allowed for a demand loan of up to the lesser of 20% of the purchase price or of the appraised value, to a maximum of $60,000 (this limit of $60,000 was not applicable to loans arranged prior to 1993), at an interest rate of half the bank’s most favourable conventional mortgage rate (1 to 5 year terms), to a minimum of 4% (prior to 1993, fixed at 4%), with a maximum term of 15 years

•	Mortgages to finance a principal residence were available to all qualified employees, generally at a rate that was 1% below the regular customer mortgage rate. Terms varied, at the option of the mortgagor, from six months to seven years and with up to a maximum amortization period of 25 years

2.	House and mortgage loans under the Transferred Officer Policy are available on more favourable terms. Under that policy, house loans are available in the Toronto/Vancouver areas for the first $50,000 ($25,000 elsewhere) at interest rates of 1, 2, 3, and 4% for the first, second, third, and subsequent years respectively for a term up to 25 years. Loans in excess of that amount are at 4%, subject to the one times salary limit on aggregate preferred rate loans. Mortgages under the Transferred Officer Policy in the Toronto/Vancouver areas provide up to the first $200,000 at 3.25% below customer mortgage rates for the first five years, 2.25% below for the second five-year term and 1% below for the remaining

  Scotiabank 52

term up to 25 years (in other areas up to $100,000 at 2.25% below, 1.25% below and 1% below regular customer mortgage rates for those periods respectively).

3.	Scotia Moneyback VISA accounts are available to employees, with interest charged at one-half standard customer rates. ScotiaGold Passport VISA accounts are available to employees at customer interest rates.

4.	For certain executives, the aggregate maximum amount of all loans (including both preferred and customer rates), excluding mortgage loans secured by the employee’s principal residence, is two times annual salary.

5.	Loans and other extensions of credit to executives and directors are restricted in accordance with SOX and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

6.	The foregoing two tables exclude routine indebtedness. Routine indebtedness includes: (a) loans to employees made on terms no more favourable than those made to employees generally, but not exceeding $50,000 to any director or executive officer; (b) loans to full-time employees, if the loans are fully secured against their residence and are not greater than their annual salary; and (c) loans to people or companies other than full-time employees if they are made on substantially the same terms as available to other customers with comparable credit ratings and involve no more than usual risk of collectibility.

DIRECTORS’ AND OFFICERS’ INSURANCE

The bank has purchased a directors’ and officers’ (Side A) liability insurance policy, which expires June 1, 2010. The policy covers individual directors and officers in circumstances where the bank is not able or permitted to indemnify such individuals. The policy has a $50,000,000 limit and a nil deductible. The annual premium for this coverage is $442,502.

ADDITIONAL DOCUMENTATION

Financial information relating to the bank is provided in the bank’s comparative financial statements and management’s discussion & analysis for the 2009 fiscal year. Additional information relating to the bank is available at www.sedar.com or at www.sec.gov. A copy of this management proxy circular, the bank’s most recent consolidated financial statements, quarterly financial statements, management’s discussion & analysis and annual information form and any document incorporated therein by reference may be obtained by shareholders, without charge, upon request from the bank’s Secretary at the following address:

Secretary of The Bank of Nova Scotia
44 King Street West
Scotia Plaza
Toronto, Ontario, Canada
M5H 1H1

DIRECTORS’ APPROVAL

The board has approved the contents and the sending of this management proxy circular.

Deborah M. Alexander
Executive Vice-President, General Counsel and Secretary
February 1, 2010
Toronto, Ontario, Canada

  Scotiabank 53

 SCHEDULE A

PROPOSALS SUBMITTED BY SHAREHOLDERS

The following two shareholder proposals and accompanying statements were submitted by one shareholder. The proposals are matters that the shareholder proposes to raise for consideration at the meeting.

Proposals No. 1 and 2 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke St. West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by the bank.

The board recommends voting AGAINST each of these two proposals for the reasons set out after each proposal. Unless otherwise instructed, the persons designated in the form of proxy intend to vote AGAINST each of these two proposals.

PROPOSAL NO. 1 – More Nominees than the Number of Positions to be Filled
It is proposed that the Board of Directors submit to shareholder vote more nominees than there are director positions to be filled.

Among the fundamental rights of shareholders is their right to elect directors. Currently, shareholders have no choice other than voting in favour of a nominee or withholding their votes. In addition, given that companies always propose the same number of nominees as there are positions to be filled, the current director election process amounts to ratifying or not nominees selected by management. As a result of this nomination process, directors feel more accountable to one another than to the shareholders they should represent. Such election process unduly insulates and protects directors from the will of the shareholders.

The 2008-2009 financial crisis has seriously shaken shareholder confidence in board members. A number of shareholders have questioned the efficiency of their board of directors, the quality of their collective skills and the capacity of the board to adequately promote and further their interests. These concerns over board efficiency prompted the Securities and Exchange Commission (SEC) to launch a consultation in June 2009, Facilitating Shareholder Director Nominations, on director nomination and election rules in order that shareholders may take on a more active role in the director election process.

Our review of management information circulars over the last ten years led to the following conclusions:

•	boards of directors do not change much;

•	they lack representativeness in view of shareholder diversity: individual shareholders, presence of women, generation mix, etc.;

•	they rarely reflect shareholder expectations and concerns.

Shareholders should be given the choice to re-elect or replace incumbent directors annually. Therefore, the Board of Directors should provide them with a real choice by proposing more nominees than there are positions to be filled. In addition to information prescribed by regulations, the management information circular should describe the specific contribution expected from each director nominee. Management should not express any preference for specific nominees, assuming that the nomination process was duly and appropriately carried out.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 1

It is the duty of the board and the corporate governance and pension committee of the board to propose candidates for election to the board who can best contribute to the stewardship of the bank, taking into account the bank’s needs at a particular time. The current directors include business and community leaders active at the regional, national and international levels, and they provide an invaluable breadth of expertise to the bank. Among the many factors considered by the board and the committee in the review of potential candidates are the following: integrity, honesty and the ability to generate public confidence; demonstrated sound and independent business judgment; prominence in business, institutions or professions; knowledge and appreciation of public issues and familiarity with local, national and international affairs; residency in and familiarity with certain geographic regions where the bank carries on business; and financial literacy. The committee considers and maintains a matrix of the skills and competencies of each current director and those required by the board as a whole. These skills and competencies are considered when proposing new candidates. It is important that the board has an appropriate mix of skills and experience.

  Scotiabank 54

In the bank’s experience, it is difficult to find qualified candidates who have the required skill sets, time capacity and are willing to serve on the board. In addition to the above factors, all potential candidates must satisfy certain corporate governance requirements mandated by the bank in its Corporate Governance Policies, which include requirements related to independence and conflicts. It would be counterproductive to impose a requirement that the board and the committee propose more nominees for election to the board than there are positions to be filled, as such a requirement would severely constrain the board and the committee in their search for qualified candidates. The board believes that this proposal, if effected, would result in far fewer qualified candidates agreeing to be proposed nominees. For these reasons, the bank and the board recommend that shareholders vote against this proposal.

PROPOSAL NO. 2 – Fairness Ratio
It is proposed that the annual report and management information circular disclose the “fairness ratios” of the aggregate compensation of the Chief Executive Officer on the one hand, and the aggregate compensation of the five Named Executives on the other hand, to the average aggregate compensation of employees.

A proposal almost identical to that submitted in 2008 concerning the disclosure of the compensation internal “fairness ratio” is being submitted by MÉDAC this year. This second attempt is warranted by recent financial market turmoil and the plummeting of small investor confidence. These events highlighted the pernicious effects of overly generous and even excessive executive compensation policies. According to data compiled by the Economic Policy Institute in Washington, American CEOs earned 262 times the average worker’s annual pay in 2005. Thus, in a single workday (there are 260 in a year), a CEO earned as much as the average worker over 52 weeks. Recent data suggests that nothing has changed in this respect.

The constantly widening gap between the compensation of top executives and that of their employees is a matter of concern for a number of small shareholders. First, with respect to businesses in which they invest, they question the impact of this gap on internal cohesion and employee productivity. In addition, perceived unfair treatment may have negative effects on staff, such as loss of motivation, resentment and deplorable attitude. The potential effects of excessive executive compensation have a direct and negative impact on their interests as investors.

Moreover, from a social standpoint, businesses which pay astronomical wages to a select group of a few thousand executives create a social class comprised of technocratic millionaires totally disconnected from the reality of small investors and ordinary citizens.

Faced with general indignation regarding the pharaonic compensation of a few, governments in several countries have threatened to restrict by legislative action the compensation of listed company executives. One such example comes from the United States. The Securities and Exchange Commission (“SEC”) recently initiated a consultation on management information circulars and potential improvements thereto. Questions asked included whether investors were interested in the disclosure of internal pay fairness ratio and whether the average worker’s pay should be compared with the Named Executives’ aggregate compensation or their individual aggregate compensation.

MÉDAC firmly believes that internal fairness ratio disclosure is of great interest for shareholders as it will enable them to make an informed and reasoned decision about the results of the company compensation policy and to cast their votes and exercise their right of speech at annual meetings with full knowledge of the facts.

The Bank’s position:

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST PROPOSAL NO. 2

The bank’s compensation policies and programs are designed to attract and retain employees, including executives, with the relevant skills, knowledge and abilities, and motivate and reward employees and executives for both individual and business performance. Each year, the bank provides information in its management proxy circular on its compensation policies and programs, and, in particular, the application of such policies and programs to its executives. The human resources committee of the board is responsible for reviewing the bank’s compensation policies. For a detailed summary of these policies and the committee’s review, please see the compensation discussion and analysis in this management proxy circular. As this discussion is comprehensive, we do not believe additional disclosure is warranted. In addition to the compensation policies and programs described in the management proxy circular, all bank employees participate in performance-based compensation – based on their individual performance and the bank’s performance.

As part of the bank’s ongoing commitment to open and transparent disclosure that will be of value to shareholders and others, the bank, along with other Canadian financial institutions, has voluntarily published a cost of management ratio (“COMR”). This ratio sets out the aggregate compensation paid to the bank’s named executive officers for the last three

  Scotiabank 55

years as a percentage of net income after taxes. The COMR is disclosed on page 51 of this management proxy circular under the heading “Cost of Management Ratio.”

The bank uses job evaluations to establish the relative value of jobs within the bank based on the skill, training, education, effort, responsibility and working conditions applicable to each position. The human resources committee reviews the compensation to be awarded under the compensation programs, including those applicable to branch employees and executives. For all employees and executives, compensation is reviewed against relevant and appropriate comparator groups and competitive market data. The bank believes that these processes ensure that our employees at all levels are compensated fairly, from both an internal and external equity perspective. For these reasons, the bank recommends that shareholders vote against this proposal.

NOTE: Discussion on withdrawn proposal

Mr. J. Robert Verdun submitted a formal proposal to mandate a committee to seek input from all of the bank’s stakeholder groups on ideas for further improvements. The board shares Mr. Verdun’s dedication to strong corporate governance.

Following discussions with the bank’s senior management, Mr. Verdun withdrew the proposal in recognition that the board will, as per its usual practice, continue to review submissions from stakeholders on corporate governance through the corporate governance and pension committee of the board.

Mr. Verdun may be contacted at 153-B Wilfred Avenue, Kitchener, Ontario, Canada N2A 1X2, 519-574-0252, or bobverdun@rogers.com.

Notice respecting Shareholder Proposals:

The Bank Act and Regulations require the following:

•	Shareholder proposals for the 2011 annual meeting must be received by November 10, 2010 (at least 90 days before the anniversary date of the notice of the prior annual meeting)

•	To be eligible to submit a proposal, a person must be, and must have been for at least 6 months immediately before, the registered or beneficial owner of a number of shares with fair market value of at least $2,000 (as at the close of business the day before the proposal is submitted), or must have the support of persons with such holdings in the aggregate, and such share holdings must continue until the end of the meeting. The names and addresses of the person and supporters, the number of shares held and the date that the shares were acquired must accompany the proposal. Proof may be required within a specified time. (Only the submitting person’s name and address appear in the proxy circular)

•	There are grounds to refuse proposals

•	The proposal and supporting statement together are not to exceed 500 words

This is summary information only. Shareholders are to consult the Bank Act (sections 143 and 144) as amended. Proposals or any questions should be addressed to the Secretary of the Bank at 44 King St. West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1.

  Scotiabank 56

 APPENDIX 1

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors – Mandate and Responsibilities

The bank’s corporate governance policies are designed to ensure the independence of the board and its ability to effectively supervise management’s operation of the bank.

The board’s mandate is to:

•	Provide stewardship of the bank

•	Maintain the bank’s strength and integrity

•	Oversee the bank’s strategic direction, its organizational structure, and succession planning for senior management roles

•	Perform any other duties required by law

The mandate incorporates the specific duties and responsibilities of bank directors set out in the Bank Act. Scotiabank’s directors and officers abide by the Bank Act’s requirement that they act honestly and in good faith, and with the diligence and skill of a reasonably prudent person.

In June 2009, the board completed the annual review and approval of its mandate.

Further information on the board’s mandate (as well as the mandates of the chairman, committees, committee chairs and individual directors) is available at www.scotiabank.com under Corporate Governance. The website also contains other key documents referred to in this management proxy circular, such as Scotiabank’s Guidelines for Business Conduct and our public disclosure policy and practices statement. The board’s mandate is incorporated by reference into this management proxy circular and is also available at www.sedar.com.

Committees of the board assist the board in fulfilling its responsibilities and duties, and allow directors to share responsibility and devote sufficient time and attention to issues. There are four standing committees of the board, each of which has provided a report in this management proxy circular:

•	audit and conduct review committee

•	corporate governance and pension committee

•	executive and risk committee

•	human resources committee

The following sections provide a brief overview of how the board and these committees carry out key governance activities.

Accountability and Compliance
The board is accountable for ensuring that the bank complies with:

•	Government regulations

•	Guidelines and rules of self-regulatory bodies and securities exchanges

•	The bank’s own internal rules and standards

All directors, officers and employees of the bank must comply with Scotiabank’s Guidelines for Business Conduct. We have a group-wide compliance network led by business unit heads and compliance officers who have specific compliance responsibilities at the subsidiary, business line and/or departmental levels.

Strong internal compliance procedures are a permanent part of the structure and operations of the bank. The Group Compliance department promotes ethical conduct and compliance across the Scotiabank group by:

•	Managing the Scotiabank group compliance program and infrastructure, including the Bank Act Legislative Compliance Management System and other specialized compliance programs

•	Maintaining awareness of relevant regulations, industry practices and emerging issues and trends

•	Identifying and assessing compliance risks in relation to business activities, including new products and business initiatives

•	Developing policies and procedures to support ongoing compliance

  Scotiabank 57

•	Monitoring adherence to compliance policies and procedures

•	Investigating issues

•	Reporting periodically on compliance activities, issues and controls to management and the audit and conduct review committee

Strategic Planning

At least one board meeting a year is dedicated to strategic planning. In 2009, the board held two sessions dedicated to strategic planning, and approved the bank’s overall strategy. Throughout the year, the board:

•	Reviews and approves processes for setting appropriate objectives, and developing and implementing business plans

•	Regularly scrutinizes management’s execution of these processes and the results achieved

•	Approves the annual business plan

•	Assesses the performance of business lines and the bank overall against:

•	Financial and other objectives established in the business plans

•	Past performance

•	Industry peers

New strategic initiatives are also regularly presented to the executive and risk committee and the board.

Risk Assessment
As part of its risk assessment oversight, the board approves all major policies, including management policies relating to credit, market and structural, liquidity, fiduciary, operational risk, reputational risk, capital management, internal controls and corporate governance.

Two committees of the board take the lead in identifying risk exposure, ensuring that appropriate risk management processes and procedures are in place and that the board is regularly updated:

•	executive and risk committee – which receives:

•	quarterly reports on the bank’s enterprise risk profile from the Global Risk Management department

•	audit and conduct review committee – which receives:

•	quarterly reports (at a minimum) on the bank’s internal control and compliance procedures from the Internal Audit and Compliance departments

•	annual reports on internal controls from the bank’s shareholders’ auditors (arising from their audit of the bank’s annual financial statements)

Internal Controls and Management Information Systems
The board is responsible for overseeing the integrity and effectiveness of the bank’s management information systems and internal controls, including controls over financial reporting and disclosure. In April 2009, the board re-approved the bank’s Internal Control Policy, which charges the Internal Audit department with providing assurance as to the integrity of the bank’s internal processes and controls. The bank has formal due diligence and other procedures to ensure that all material information is included in its financial statements.

The bank’s Chief Auditor and the shareholders’ auditors are invited to participate in meetings of the audit and conduct review committee and provide their views. The committee met eight times this fiscal year, including at each quarter end. This committee:

•	Assists the board in fulfilling its oversight responsibilities with respect to the bank’s internal control and information systems

•	Oversees the work of identifying, documenting and assessing key controls over financial reporting to ensure the completeness and accuracy of the bank’s certifications required under section 404 of SOX and under National Instrument 52-109

•	Meets with representatives of OSFI to review the results of their annual examination. Part of this meeting takes place without management present

  Scotiabank 58

•	Receives reports from management and the Internal Audit department on the design and operating effectiveness of the bank’s internal controls, and on any material weaknesses

Disclosure of Information
The bank has implemented disclosure controls and procedures designed to ensure all material information is accumulated and communicated on a timely basis to senior officers of the bank and the board. The bank’s Statement of Disclosure Policy and Practices outlines our intent to disclose all material information about the bank in a timely, accurate and balanced way, and to provide fair and equal access to such information. The bank also keeps the public informed about borrowing costs and transactional fees.

We have a disclosure committee with a board-approved mandate. It is composed of senior officers of the bank, and reports to the President and CEO. The committee is responsible for:

•	Collectively evaluating events to determine whether they give rise to material information that must be publicly disclosed, and the timing of that disclosure

•	Reviewing core disclosure documents before circulation to the board

•	Reviewing and updating the Statement of Disclosure Policy and Practices, at least annually

•	Updating the bank’s procedures as required

•	Keeping the board informed of all issues at and between board meetings

The board approves core disclosure documents, such as this management proxy circular, the annual and interim consolidated financial statements and related management’s discussion & analysis, the annual information form and any prospectuses.

Each quarter, the bank publishes quarterly financial results, and presents and discusses these results with analysts and investors. The public can access these discussions by telephone or over the internet.

The Investor Relations department and the bank’s website provide information to investors, customers and other stakeholders. Questions from the media or the general public are usually referred to our Public, Corporate & Government Affairs department.

If customers have questions or complaints, their first point of contact is their branch manager. Anything that cannot be handled by the branch manager can be referred to the Office of the President. Unresolved issues can be directed to the bank’s Ombudsman, who deals impartially with all referrals and has the power to make recommendations on all retail and small business customer service decisions.

Succession Planning
The board supervises the succession planning processes at the bank. The human resources committee assists the board in succession planning by:

•	Recommending senior executive appointments

•	Monitoring the leadership plan and the development of individuals for key positions

•	Assessing management’s performance (quantitative and qualitative), with a special focus on CEO performance

The board as a whole:

•	Approves all appointments at the executive vice-president level and above

•	Is informed by management of new senior vice-president appointments

•	Ensures that performance assessments include assurance that the CEO and other executive officers consistently act with integrity and demand integrity from their teams

Approach to Corporate Governance Issues
The bank’s Corporate Governance Policies are reviewed each year in the context of emerging best practices with a view to enhancing governance. The policies are approved by the board annually. The corporate governance and pension committee takes the lead in:

•	Reviewing the Statement of Corporate Governance Practices in this management proxy circular and recommending it to the board for approval

•	Ensuring that the board’s policies and practices stay current with legislation and best practices in corporate governance

  Scotiabank 59

•	Recommending corporate governance policy changes to the board, as appropriate

Board Composition and Structure

Directors are elected annually by shareholders for a one-year term. Between shareholder meetings, the board may appoint additional directors.

The corporate governance and pension committee regularly reviews the composition of the board to ensure an appropriate level of skills, expertise, geographic representation and diversity to fulfil the mandate of the board and staff four standing committees (three of which must be composed entirely of independent directors). It submits recommendations on board composition to the board for approval.

The bank’s by-laws require that directors retire from the board when they reach the age of 70. Our corporate governance policies further require a director to resign from the board if:

•	His or her principal occupation changes and the committee decides that this change has a detrimental impact on the board’s overall composition

•	He or she was on the board by virtue of being an officer of the bank, has ceased to be an officer of the bank, and has not been requested to serve on the board in an individual capacity

•	Has received a greater number of “votes withheld” than “votes for” his or her election

At fiscal year-end, there were 14 board members – business and community leaders active at the regional, national and international levels. They bring a breadth of expertise to their work, and reflect the bank’s diversified customer base and international reach.

All directors are members of at least one standing committee. Eleven currently sit on two. Committee membership rotates periodically.

We are proposing 14 directors for election by shareholders at the meeting on April 8, 2010. The average tenure of the current directors is 10.28 years. As Dr. Parr-Johnston has reached the mandatory retirement age, she will not stand for re-election at the meeting, but will continue to serve as director until then.

Our Corporate Governance Policies recommend that the board have between 12 and 18 directors, while the Bank Act requires a minimum of seven, of which at least two-thirds must not be affiliated. At fiscal year-end, the board had 14 members. Given the mix of skills in the proposed members, the board is comfortable that this number is appropriate. The board must approve any reductions or increases in the number of board members.

Director Independence
We are committed to complying with all applicable laws, rules and regulations related to the status of our directors. The board has approved Director Independence Standards, which provide a framework for the board to assess any material relationships of the directors with the bank. The board’s Director Independence Standards were revised in 2008 and 2009 to reflect changes in CSA and NYSE requirements. The revised standards form part of the Corporate Governance Policies and are attached as Appendix 2 to this management proxy circular. Each year:

•	The board reviews its directors against these standards, considering all relevant facts and circumstances, including the relationship of the non-management directors to the bank – as well as any relationship to the bank of their spouses, children, principal business affiliations and any other relevant individuals

•	All directors complete a detailed questionnaire to inform this review

•	All directors certify their compliance with the Scotiabank’s Guidelines for Business Conduct, including the requirement that they declare any material interest in matters coming before the board

As of December 8, 2009, Richard E. Waugh was the only director determined to be non-independent, due to his position as President and CEO. Mr. Waugh is also affiliated under the Bank Act due to his management position.

That means 13 of the current 14 directors are independent – 92.9% of the board. Thirteen of the 14 nominated directors are independent (92.9%), including John Mayberry, the board’s chairman.

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The following current directors and proposed nominees are independent:

Ronald A. Brenneman	Thomas C. O’Neill
C.J. Chen	Elizabeth Parr-Johnston
David A. Dodge	Alexis E. Rovzar de la Torre
N. Ashleigh Everett	Indira V. Samarasekera
John C. Kerr	Allan C. Shaw
The Honourable Michael J.L. Kirby	Paul D. Sobey
John T. Mayberry	Barbara S. Thomas

Non-Executive Chairman
It is Scotiabank’s practice to have a non-executive chairman of the board to ensure independent leadership. John Mayberry, an independent director, was appointed to this role effective March 3, 2009. He is responsible for:

•	Leading the board in fulfilling its duties effectively, efficiently and independent of management

•	Ensuring the board has adequate resources to support decision-making requirements

•	Planning and organizing the activities of the board in consultation with the CEO

•	Ensuring committee functions are carried out and reported to the board

•	Ensuring that independent directors have adequate opportunities to meet and discuss issues without management present at the beginning or end of regular board meetings, or both, if required. Nine such meetings were held in fiscal 2009

•	Chairing the independent board sessions

•	Advising the CEO and other officers in all matters concerning the interests of the board and relationships between management and the board

Mr. Mayberry is currently a member of the executive and risk committee and an ex-officio member of the other three standing committees.

Anyone who wishes to correspond directly with the independent directors can write to: Chairman of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Toronto, ON M5H 1H1.

Board Position Descriptions
The board has approved mandates for the board, chairman, committee chairs and individual directors. These mandates:

•	Describe the roles and responsibilities of each position

•	Define the limits to management’s authority (in conjunction with board resolutions)

•	Guide board and director assessments

These mandates can be found on our website at www.scotiabank.com in the Corporate Governance section.

Director Compensation
The corporate governance and pension committee, composed entirely of independent directors, reviews director compensation annually, taking into account:

•	Directors’ risks and responsibilities

•	Time commitment

•	Comparative data from other companies, including the bank’s key competitors

Based on this review, the committee may take recommendations on changes in fee structure or compensation components to the board for approval.

In October 2009, the board approved increases in committee chair retainer fees for fiscal year 2010. Shareholders must approve any change to the aggregate appropriation for directors’ fees. Because these changes did not increase the aggregate appropriation for directors’ fees, shareholder approval is not required.

In 2009, there was no change to the share ownership guidelines, which require directors to hold bank common shares and/or DDSUs with a minimum value of $450,000 within five years of their appointment (for new directors) or within five years of the effective date of the new guidelines (for current directors).

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Twelve of the directors proposed for election already meet the share ownership guidelines. Mr. Waugh is also subject to (and meets) executive share ownership requirements. Nine of the 12 current directors proposed for re-election (excluding Mr. Waugh) take 100% of their compensation in DDSUs or bank common shares. Mr. Dodge is not required to make his fee election until immediately prior to the annual meeting. Mr. Waugh does not receive fees for acting as a director. Further details on director compensation can be found in the “Directors’ Compensation” section in this management proxy circular starting on page 15.

Nomination of Directors
The corporate governance and pension committee, composed entirely of independent directors, acts as the nominating committee for the board. The committee:

•	Determines selection criteria for board and committee members

•	Maintains a matrix of the skills and competencies required on the board against those of each of the current directors

•	Proposes (for board approval) candidates for vacant or new director positions

Directors are chosen for their ability to contribute to the broad range of issues that the board addresses. The committee ensures that at all times the board includes members with expertise in:

–   Banking
–   Management
–   Law
–   Finance
–   Retail business
–   Corporate and capital markets
–   International business and markets
–   Public policy
–   Asian economic and foreign policy
–   Brand management

The committee maintains an evergreen list of potential director candidates, engaging external advisors as necessary to assist in identifying candidates with appropriate skills and experience. Current board members are encouraged to recommend candidates for inclusion on the evergreen list.

In reviewing potential candidates, the committee and the board look for:

•	Prominence in business, institutions or professions

•	Residency in and familiarity with geographic regions where the bank carries on business

•	Integrity, honesty and the ability to generate public confidence

•	Demonstrated sound and independent business judgment

•	Financial literacy

•	Knowledge and appreciation of public issues

•	Familiarity with local, national and international affairs

•	Assurance that the individual will be able to devote sufficient time to board and committee work (number of public directorships already held is a factor considered)

The committee also considers potential conflicts of interest and interlocking directorships. Candidates meet with the chairman and the CEO prior to nomination to discuss the board’s expectations with respect to director contribution and commitment requirements.

Majority Voting in Director Elections
The bank’s corporate governance policies require that any nominee for director who receives a greater number of “votes withheld” than “votes for” his or her election must offer to resign from the board following the bank’s annual meeting. This policy applies only to uncontested elections – that is, elections in which the number of nominees for director is equal to the number of directors to be elected. The offer to resign will normally be accepted. The corporate governance and pension committee may determine that extenuating circumstances warrant keeping the director on the board, and may make this recommendation to the board.

In either case, the board will disclose the decision in a press release within 90 days of the annual meeting. If a resignation is accepted, the board may appoint a new director to fill the vacancy.

Review of Other Interests and Commitments
Each year, the audit and conduct review committee also reviews potential conflicts of interest and interlocking directorships of current directors. At the end of the 2009 fiscal year, there was only one public company interlocking directorship among the bank’s directors, which involved two directors.

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The board’s policy is that no director may sit on more than three audit committees of public company boards without the consent of the audit and conduct review committee and the board. Such consent has been given to three current directors, whom the board has determined are able to effectively fulfil their audit committee duties:

•	The Honourable Michael J.L. Kirby, in light of his background and other current board commitments. Mr. Kirby sits on three other public company audit committees

•	Thomas C. O’Neill, considering that his career as a chartered accountant spans three decades, and that since retiring from PwC Consulting in 2002, his only business commitment are to the boards and committees on which he serves. Mr. O’Neill sits on three other public company audit committees

•	Alexis E. Rovzar de la Torre, considering his broad legal, business and board experience, and other current commitments. Mr. Rovzar sits on three other public company audit committees

Board Committees

Committee Composition
Each non-management director is expected to be a member of at least one committee. The charter for each of the board’s four standing committees sets out its composition requirements. Committee composition complies with all CSA Guidelines for Corporate Governance, applicable NYSE Corporate Governance Rules for director independence and the Bank Act provisions for affiliated directors.

At least once a year, the corporate governance and pension committee reviews committee composition, recommends committee chairs and takes recommendations to the board for approval.

The executive and risk committee currently has one management, non-independent director – Mr. Waugh – but the rest of the committee consists of independent directors. Upon his election to the board, Mr. Dodge will become a member of the executive and risk committee. The other three committees are composed entirely of independent directors.

In 2009, the bank also had regional advisory committees in place in the Quebec, British Columbia/Yukon and Prairie regions. The purpose of these committees is to help directors from those regions participate more actively in regional bank affairs, provide general advice to local senior management and review regional business opportunities.

Committee Operations
At least annually, the corporate governance and pension committee also reviews committee leadership and recommends directors (for board approval) to chair each committee. The committee chair:

•	Must be a non-management director

•	Manages the operations of the committee to successfully fulfil its charter and address any other matters delegated to it

•	Presides over all committee meetings, sets the agenda and ensures that committee members have the information and resources required to fulfil their duties

•	Reports to the board on what was discussed and any decisions or recommendations

Each committee reviews its charter annually to ensure it reflects best practices and applicable regulatory requirements. The committee reports the results of this review to the corporate governance and pension committee. Any changes to charters are approved by the board.

All committees, except the executive and risk committee, may engage outside advisors or consultants as necessary, and have the authority to approve consultant fees and contracts.

Board Orientation and Continuing Education

The corporate governance and pension committee is responsible for ensuring that all directors:

•	Fully understand the nature of their roles, responsibilities and duties as board members

•	Are knowledgeable about the nature and operation of the bank’s business

Directors receive individual orientation that reflects their knowledge, skills, experience and education. New directors:

•	Are given orientation packages that explain key legal requirements, the bank’s by-laws, the duties and responsibilities of directors, bank and board policies and procedures, an overview of our business lines and organizational charts, and copies of public disclosure documents

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•	Receive the Corporate Governance Information Book (revised annually), which includes information on corporate governance, directors’ duties and responsibilities, the board and its committees, the Bank Act and other applicable legal requirements, insider reporting and Scotiabank’s Guidelines for Business Conduct

•	Meet with the CEO and other executive officers throughout the year

•	Become a member of at least one board committee

•	May, by invitation, attend meetings of other committees for learning purposes, or request copies of committee minutes (all directors receive verbal reports by the committee chairs on the proceedings of each committee at the board meetings)

In 2009, the board approved a Guideline on Directors’ Orientation and Continuing Education, which outlines our commitment to director education, the responsibilities of the corporate governance and pension committee, and guidelines on what education and orientation programs will cover. A priority of this guideline is to have new directors fully engaged as quickly as possible. All directors are expected to participate in education programs – both by attending sessions and suggesting topics of interest.

On an ongoing basis, the bank:

•	Ensures that directors have timely access to materials and information required to properly discharge their responsibilities

•	Maintains a secure directors’ intranet site for prompt dissemination of information

•	Conducts information sessions for directors on significant, specialized or complex aspects of business operations. During the 2009 fiscal year, management and external professional advisors made presentations to the board and/or committees on topics such as International Financial Reporting Standards, Value at Risk, Environmental Changes, Regulatory Implications, Leadership Development and Governance, and Global Transaction Banking

•	Canvasses directors for suggestions as to topics and issues about which they would like to receive a briefing or a report

•	Provides funding for external professional development education programs designed to assist directors in the execution of their role

•	Schedules off-site board meetings in different locations to familiarize directors with regional and international operations

All of the directors are members of the Institute of Corporate Directors (“ICD”) and have access to ICD events designed to foster director education and advocate for best practices in governance.

Performance Assessments

Board Effectiveness
The corporate governance and pension committee, in conjunction with the chairman of the board, conducts an annual assessment of the board’s effectiveness and contribution. There are three components to this assessment:

•	Self-assessment

•	Board assessment

•	Peer evaluations

The board reviews the assessment tools and frequency of assessments each year and updates them as necessary to reflect evolving rules and practices, as well as any changes to the board mandate and committee charters.

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The chart below indicates who is involved in the various performance evaluations:

EVALUATOR
CHAIR OF THE CORPORATE
GOVERNANCE AND PENSION
EVALUATING	CHAIRMAN OF THE BOARD	COMMITTEE	INDIVIDUAL DIRECTORS
Board performance	✓		✓

Committee performance			Members of the individual committees

Chairman of the Board’s performance			✓

Committee Chairs’ performance			Members of the individual committees

Individual Director performance (including self-assessments)	✓	✓	✓

Each year, all members of the board complete a detailed self-assessment questionnaire, the content of which is determined by the corporate governance and pension committee. The results are summarized by the Assistant Corporate Secretary, who keeps the knowledge of who said what strictly confidential, to encourage full and frank commentary on all aspects of the board’s operations. Once this summary report is complete, the chair of the corporate governance and pension committee:

•	Reviews the results with the chairman of the board

•	Provides the board with the committee’s findings and recommendations, as well as a summary of the survey results

•	Meets with each individual director to discuss his or her views on the board’s effectiveness, the performance of each board committee, his or her own performance, the board’s orientation and education program, and any other issues relating to board effectiveness. Each director is given an opportunity to comment on the performance of his or her peers. The chairman of the board also participates in these meetings

As part of the annual director questionnaire, each director assesses the board against the responsibilities set out in its mandate. Similarly, the directors of each committee do the same against the relevant committee charter. Directors also assess the chairman’s performance. They may comment on their access to him, and on the manner in which he conducts board meetings. The board assessment process provides an opportunity for directors to comment on management performance, as well as their access to and communication with senior management.

In addition to providing valuable information on where the board needs to focus effort to improve performance, the process encourages discussion of new corporate governance and education initiatives. With the consent of the chairman of the board, the CEO may provide feedback to senior management on topics discussed.

Senior Executive Management Performance
The human resources committee has approved mandates that outline roles and responsibilities for all executive management positions (including the CEO). Each year, the committee measures the CEO’s performance against this mandate and predetermined short- and long-term objectives. The board reviews this assessment. The board also reviews the other assessments of executive officer performance that are included in the committee’s report on executive compensation in this management proxy circular.

Say on Pay

This year, bank shareholders will be participating in their first advisory vote on the bank’s approach to executive compensation. The chairman of the human resources committee has made himself available for discussions with shareholders in connection with our approach to executive compensation. The human resources committee and the board will review the results of this advisory vote and will consider the outcome when considering future executive compensation arrangements. The human resources committee and the board will continue to review and consider all shareholder feedback related to compensation matters and will continue existing practices regarding shareholder discussion and engagement. We are always appreciative of comments and questions from shareholders on our executive compensation practices. To make it easier for shareholders to ask questions or make comments related to executive

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compensation, the bank has established a new email address – executivecompensation@scotiabank.com. You can also mail questions or comments to the Chairman of the Human Resources Committee of the Board of Directors, The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, Toronto, Ontario, Canada M5H 1H1. The bank will answer correspondence received and will periodically post a summary of comments received and our responses on our website (www.scotiabank.com) under the “Annual Reports and Annual Meeting” heading of the Investor Relations section of our website.

The board confirms that the bank’s current practices achieve substantially the same results as the CCGG’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors.

Ethical Business Conduct

Scotiabank’s Guidelines for Business Conduct serve as the bank’s code of ethics – a framework for ethical behavior based on the bank’s mission and values and on applicable laws and regulations. They were last revised and approved by the board in 2008. They apply to all directors, officers and employees of the bank and its subsidiaries.

Every new bank employee is required to review the guidelines before beginning work. Every year, each director, officer and employee of the bank is required to provide written confirmation that he or she has re-read the guidelines and has complied with them during that fiscal year.

The board monitors compliance through the audit and conduct review committee, which:

•	Receives an annual verbal report on compliance with the guidelines, including notices of any material deviation from them and any corrective action taken by the board

•	Reports to the board its assessment of the appropriateness and effectiveness of processes in place for ensuring compliance, any reports it receives of material deviations and the bank’s response

Amendments to the guidelines and waivers, if any, for directors and executive officers must be approved by the board and disclosed in accordance with applicable securities laws. The guidelines and any amendments to the guidelines are available on the bank’s website. There were no waivers granted in 2009.

As directors may be subject to standards that are different from and higher than those for officers and employees, directors must also comply with the terms of a directors’ addendum to the guidelines, which deals specifically with matters of particular concern to directors. This addendum covers topics such as conflicts of interest and was last revised and approved by the board in 2009. From time to time, matters may come before the board where a director may have a conflict of interest. If and when such matters arise, the director will declare him or herself as having a conflict of interest, will leave the room and will not participate in the discussions and any vote on that matter. Through the annual directors’ questionnaires, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the board and management in identifying conflict of interest situations in advance. The board also complies with all Bank Act requirements with respect to conflicts of interest.

As part of its commitment to support ethical decision-making, the board ensures that effective mechanisms are in place for employees to raise ethical concerns. In October 2009, the board re-approved the Financial Reporting Whistleblower Policy and related procedures. The whistleblower policy provides for a toll-free hotline and a website maintained by an independent third party. Employees can use either mechanism to anonymously and confidentially report any accounting and auditing concerns or suspected fraudulent activity. If they prefer, they can go to their supervisor or the bank’s Chief Auditor with any financial reporting concerns. The whistleblower policy has processes in place to protect employees who raise issues, provide information, or assist in an investigation of securities fraud or related crimes.

Any significant concerns will be communicated to the chairman of the audit and conduct review committee and executive management. They will be investigated by independent external or internal parties and appropriate action will be taken.

External parties may also report concerns, including financial reporting concerns, to the Office of the President – Customer Concerns.

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 APPENDIX 2

DIRECTOR INDEPENDENCE STANDARDS

A majority of the bank’s directors are independent, as required by Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines and the current NYSE listed company corporate governance rules. To be considered independent under these rules, the board must determine that a director has no direct or indirect material relationship with the bank. A material relationship is a relationship that could, in the view of the board, be reasonably expected to interfere with the exercise of a director’s judgement independent of management. The rules permit the board to adopt categorical standards in making its independence determinations. The standards adopted by the board are reproduced below. Definitions and interpretation of terms in the standards are in accordance with applicable source rules and regulations, as amended from time to time. In applying these standards, the board broadly considers all relevant facts and circumstances.

1.	A director will not be independent if:

•	the director is, or has been within the last three years, an employee or executive officer of the bank or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the bank or a subsidiary;

•	the director has received, or an immediate family member of the director has received for service as an executive officer, during any twelve-month period within the last three years, more than the lesser of Cdn$75,000 and US$120,000 in direct compensation from the bank or a subsidiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	(a) the director or an immediate family member of the director is a current partner of a firm that is the bank’s or a subsidiary’s internal or external auditor; (b) the director is a current employee of such firm; (c) an immediate family member of the director is a current employee of such a firm and personally works on the bank’s or a subsidiary’s audit, or the director’s spouse, or child or stepchild who shares a home with the director, is an employee of such firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (d) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the bank’s or a subsidiary’s audit within that time;

•	the director or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the bank’s or a subsidiary’s present executive officers at the same time serves or served on that company’s compensation committee;

•	the director is currently an employee, or an immediate family member of the director is currently an executive officer, of a company that has made payments to, or received payments from, the bank or a subsidiary for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues (with the exception that contributions to tax exempt organizations shall not be considered payments for this purpose); or

•	the director is “affiliated” with the bank as that term is used in the Affiliated Persons (Banks) Regulations made under the Bank Act.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

2.	In addition to satisfying the independence standards set forth above, members of the audit committee must satisfy the following additional independence requirements:

•	An audit committee member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the bank or any subsidiary, other than compensation in his or her capacity as a member of the board or any committee or any fixed amount of compensation under a retirement plan (including deferred compensation) for prior service with the bank (provided such compensation is not contingent in any way on continued service).

•	An audit committee member may not be an “affiliated” person of the bank or any subsidiary, as defined in applicable Canadian and U.S. securities laws.

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The indirect acceptance by an audit committee member of any consulting, advisory or other compensatory fee includes acceptance of such fee by a spouse, minor child or stepchild or a child or stepchild who shares a home with the audit committee member or by an entity in which such audit committee member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the bank or any subsidiary.

Whether directors meet these categorical independence standards will be reviewed and will be made public annually prior to their standing for re-election to the board. The board will examine relationships such as the nature of the director’s banking, lending or other business dealings with the bank or a director’s role in a charitable organization which has received a certain level of contributions from the bank. For relationships not covered by the standards in section 1 above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy those standards. The bank will disclose the basis for any board determination that a relationship is immaterial despite the fact that it does not meet the categorical standards set forth above.

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